ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

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1010 Wien
Tel.: +43 (0)5 0100 - DW
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2007 OCT 31 A 6:54

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Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

07027646

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
NOV 0 2 2007 E
THOMSON
FINANCIAL

Datum/Date: **30.10.2007**

dw 11/1

Vienna, 30 October 2007

INVESTOR INFORMATION

Q3 07 Erste Bank operating result reaches record level despite turbulent market environment

9M 2007 FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose 25.8% from EUR 2,261.5 million to **EUR 2,844.1 million** (excluding BCR +7.5% to EUR 2,430.8 million)
- **Net commission income** climbed 30.7% from EUR 1,036.5 million to **EUR 1,354.2 million** (excluding BCR +13.3% to EUR 1,174.4 million)
- **Operating income** increased 28.8% from EUR 3,511.1 million to **EUR 4,522.6 million** (excluding BCR +9.5% to EUR 3,844.2 million)
- **General administrative expenses** rose 28.8% from EUR 2,104.3 million to **EUR 2,709.9 million** (excluding BCR +10.9% to EUR 2,334.2 million)
- **Pre-tax profit** rose 29.1% from EUR 1,046.2 million to **EUR 1,350.7 million** (excluding BCR +5.0% to EUR 1,098.7 million)
- **Net profit after minorities** increased by 27.9% from EUR 655.3 million to **EUR 837.9 million** (excluding BCR +5.8% to EUR 693.3 million)
- **Cost/income ratio** increased marginally from 59.5% in financial year 2006 to **59.9%**
- **Cash return on equity** rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to **14.0%** (reported ROE: 13.5%)
- **Total assets** increased 10.4% from the end of 2006 from EUR 181.7 billion to **EUR 200.6 billion**
- **Cash earnings per share** rose from EUR 2.20 to **EUR 2.80** (reported earnings per share: EUR 2.69)
- **Tier 1 ratio (as of 2007 calculated in accordance with Basel II)** decreased from 6.6% at year-end 2006 to **6.2%**, **solvency ratio** down to **9.4%** (end of 2006: 10.3%)

Please note: Unless stated otherwise, comparisons are with 1-9 06 (P&L) or year-end 2006 (balance sheet).
The following tables and texts may contain rounding differences.

"The results of the first three quarters of 2007 show that as a group we are doing very well. We are very proud of our operating performance in view of the turbulence in the financial and credit markets. It once again demonstrates the strength of our business model which ensures solid long-term growth and avoids the high-risk securities and derivatives business. We are particularly pleased with the quarterly contributions from Hungary, Croatia and especially the Czech Republic. In addition, the results seen at

---

[1] When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating post-employment employee provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

BCR prove that we are on the right track with our integration measures," said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG. "Third quarter operating result, which reached a record EUR 613.0 million, was especially satisfactory, as we again managed to increase the proportion of net interest and commission income within overall operating income", continued Treichl.

Summary

Although the third quarter is traditionally weak it turned out stronger this year: **net profit after minority interests** amounted to EUR 271.9 million, 3.0% higher than in the previous quarter (EUR 263.9 million) despite unfavourable market conditions.

Net profit after minority interests for the first three quarters of 2007 of EUR 837.9 million was up 27.9% compared to the same period in the previous year.

Despite restructuring and transformation costs of EUR 36.4 million at BCR, the **operating result** rose 28.9% to EUR 1,812.7 million. Net interest and commission income were the major contributors highlighting the improved quality of growth.

The **cost/income ratio** for the period from January to September 2007 remained at 59.9%, the same level as in the comparable period of 2006 despite the restructuring and transformation costs mentioned above.

This translated into a **return on equity** (cash) of 14.0% (reported ROE: 13.5%) for the first three quarters of 2007, compared to 13.8% (reported 13.7%) for the full year 2006.

Earnings per share (cash) in the first three quarters of 2007 was at EUR 2.80 (reported: EUR 2.69) compared to EUR 2.20 (cash and reported) in the same period of the previous year.

Outlook

Due to the good operating income situation and despite the challenging international market environment, Erste Bank maintains its target of growing net profit in 2007 by least 25%, as outlined at the Capital Markets Day on 21 September 2007 in Bratislava.

With the presentation of the Q3 07 results Erste Bank also gave further detail on its medium-term guidance to 2009. Based on substantially slowing cost growth net profit is expected to rise by at least 20% in 2008 and by at least 25% in 2009. The **cost/income ratio** should go below 55% by 2009. **Return on equity**, which decreased significantly in the previous year due to the capital increase, should again reach a level of 18% to 20% by 2009.

I. PERFORMANCE IN DETAIL

in EUR million	[illegible]	1-9 06	Change
Net interest income	[illegible]	2,261.5	25.8%
Risk provisions for loans and advances	[illegible]	-331.2	1.4%
Net fee and commission income	[illegible]	1,036.5	30.7%
Net trading result	[illegible]	187.8	55.5%
General administrative expenses	[illegible]	-2,104.3	28.8%
Income from insurance business	[illegible]	25.3	27.7%
Other result	[illegible]	-29.4	na
Pre-tax profit	[illegible]	**1,046.2**	**29.1%**
Net profit after minorities	[illegible]	**655.3**	**27.9%**

Net interest income

Net interest income increased by 25.8% from EUR 2,261.5 million in the previous year to EUR 2,884.1 million, above all due to continued strong credit demand at the Central and Eastern European subsidiaries and supported by the rising interest rate trend. Even without the contribution of BCR, the increase of 7.5% to EUR 2,430.8 million was very satisfactory.

The net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.24% in the first three quarters of 2006 (2006 full year: 2.31%) to 2.42%. This increase resulted largely from the inclusion of BCR. At the same time the average margin in Austria fell slightly to 1.6%, mainly as a result of the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The average net interest margin in CEE countries rose from 3.6% in the same period of the previous year to 4.0% in the first three quarters of 2007.

Net commission income

Overall, **net commission income** climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR by 13.3% to EUR 1,174.4 million).

Very satisfactory growth rates were achieved above all in the lending business (+71.2%, excluding BCR +14.7%) and in payment transfers (+39.2%, excluding BCR +15.7%), whereby in the latter a strong increase was primarily achieved in credit card business (+56.9%, excluding BCR +34.9%).

The subsidiaries in Hungary and Croatia made above-average contributions to the positive development of net commission income. Compared with the third quarter of 2006, Ceska sporitelna also performed well, growing this line item by 13.3% in the third quarter of 2007.

in EUR million	[redacted]	1-9 06	Change
Lending business	[redacted]	146.0	71.2%
Payment transfers	[redacted]	384.6	39.2%
Securities transactions	[redacted]	335.1	15.2%
Investment fund transactions	[redacted]	159.3	10.8%
Custodial fees	[redacted]	39.0	2.1%
Brokerage	[redacted]	136.8	24.2%
Insurance business	[redacted]	49.7	-1.6%
Building society brokerage	[redacted]	21.8	-0.9%
Foreign exchange transactions	[redacted]	28.1	-2.1%
Investment banking business	[redacted]	16.6	24.1%
Other	[redacted]	54.6	17.6%
Total	[redacted]	**1,036.5**	**30.7%**

Net trading result

As expected, the credit market turbulence led to a decline in net trading result in the third quarter of 2007. However, the result in the first nine months of 2007 increased by 55.5% from EUR 187.8 million to EUR 292.0 million (excluding BCR +14.3% to EUR 214.6 million).

Insurance business

The result from insurance business increased by 27.7% from EUR 25.3 million to EUR 32.3 million. A slight reduction by 3.6% to EUR 24.4 million was recorded excluding BCR, with the decline being mainly due to securities revaluations as a result of rising interest rates.

General administrative expenses

in EUR million	[redacted]	1-9 06	Change
Personnel expenses	[redacted]	1,231.7	28.9%
Other administrative expenses	[redacted]	624.4	33.5%
Subtotal	[redacted]	1,856.1	30.5%
Depreciation and amortisation	[redacted]	248.2	16.1%
Total	[redacted]	**2,104.3**	**28.8%**

General administrative expenses rose by 28.8% from EUR 2,104.3 million to EUR 2,709.9 million. The above-average increase in other administrative expenses was in part due to additional expenses for group projects as investments were made to support future increases in efficiency. Moreover, the expenses are particularly high due to restructuring and transformation costs in BCR (year-to-date EUR 36.4 million). If one excludes costs for BCR as well as the smaller subsidiaries, Erste Bank Ukraine, Diners Club Adratic and ABS Banka that were added in 2007, the rate of increase is reduced to 9.8% (EUR 2,310.8 million).

Personnel expenses rose 28.9% from EUR 1,231.7 million to EUR 1,588.0 million (excluding BCR +8.9% to EUR 1,341.5 million). In Central and Eastern Europe the wider adoption of variable salary components, redundancy payments at BCR and the branch network expansion in Romania as well as the Ukraine contributed to the rise.

Headcount[2]

	[illegible]	Dec 06	Change
Employed by Erste Bank Group	[illegible]	**50,164**	**4.3%**
Austria incl. Haftungsverbund savings banks	[illegible]	14,709	3.8%
Erste Bank AG incl. Austrian subsidiaries	[illegible]	8,004	4.4%
Haftungsverbund savings banks	[illegible]	6,705	3.2%
Central and Eastern Europe / International	[illegible]	**35,455**	**4.5%**
Česká spořitelna Group	[illegible]	10,856	-0.3%
Banca Comercială Română Group	[illegible]	13,492	-4.3%
Slovenská sporiteľňa Group	[illegible]	4,797	-0.3%
Erste Bank Hungary Group	[illegible]	2,881	4.8%
Erste Bank Croatia Group	[illegible]	1,759	4.8%
Erste Bank Serbia	[illegible]	871	9.9%
Erste Bank Ukraine	[illegible]	0	na
Other subsidiaries and foreign branch offices	[illegible]	799	>100.0%

Adjusting for the inclusion of the Erste Bank Ukraine as of January 2007, Diners Club Adriatic as of April 2007 and the ABS Banka in the balance sheet of Steiermärkische Sparkasse, group headcount rose slightly in the first three quarters of 2007. As part of the group-wide centralisation of IT activities, 370 employees from CS, SLSP and Erste Bank Croatia were shifted into a group subsidiary.

General administrative expenses – Austria (incl. Corporate Center and international business)

in EUR million	[illegible]	1-9 06	Change
Personnel expenses	[illegible]	868.2	5.4%
Other administrative expenses	[illegible]	312.2	13.6%
Subtotal	[illegible]	1,180.4	7.6%
Depreciation and amortisation	[illegible]	117.0	-6.9%
Total	[illegible]	**1,297.4**	**6.3%**

[2] Numbers at reporting date

General administrative expenses - Central and Eastern Europe

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	672.5	363.5	85.0%
Other administrative expenses	479.0	312.2	53.4%
Subtotal	1,151.5	675.7	70.4%
Depreciation and amortisation	179.2	131.2	36.6%
Total	**1,330.7**	**806.9**	**64.9%**

Other administrative expenses rose by 33.5% from EUR 624.4 million to EUR 833.8 million (excluding BCR +19.4% to EUR 745.8 million). The increase in Central and Eastern Europe of 53.4% to EUR 479.0 million (excluding BCR 25.3% to EUR 391.1 million) was significantly higher than in the rest of the group (+13.6% to EUR 354.8 million). Investments related to the adoption of a new core banking system and the euro changeover in Slovakia as well as to the "First Choice Bank"-programme in the Czech Republic led to this rise.

Depreciation of fixed assets climbed by 16.1% from EUR 248.2 million to EUR 288.1 million. Excluding BCR however, a slight (0.5%) fall to EUR 246.9 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 6.9% decline.

For the full year of 2007, Erste Bank expects an increase in general administrative expenses of around 25%.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) increased 28.8% from EUR 3,511.1 million to EUR 4,522.6 million (excluding BCR +9.5% to EUR 3,844.2 million).

General administrative expenses also rose 28.8% from EUR 2,104.3 million to EUR 2,709.9 million (excluding BCR +10.9% to EUR 2,334.2 million). This translates into a stable **cost/income ratio** of 59.9% compared to the first three quarters of 2006 (also 59.9%) or a slight increase compared to the full year of 2006 (59.5%).

Accordingly, the operating result improved by 28.9% to EUR 1,812.7 million despite restructuring and transformation costs at BCR.

Risk provisions for loans and advances

Risk provisions for loans and advances rose only slightly (1.4%) from EUR 331.2 million in the previous year to EUR 335.9 million. This was mainly due to extraordinary income from revaluations and disposals of previously written-off loans of about EUR 24 million in BCR and positive effects of EUR 45.2 million from releases of risk provisions created for BCR at first-time consolidation. Excluding BCR, this item would have risen by 5.9% to EUR 350.6 million. Increases in Central and Eastern Europe were mainly a result of strong credit growth in the last few years. The International Business segment continued to be characterised by a benign risk development.

Other operating result

The deterioration in this item from EUR -86.3 million in the same period of the previous year to EUR -133.3 million this year is exclusively due to the pro rata amortisation for intangible value of customer stock (EUR 60.7 million) contained in the first three quarters of 2007, which was activated in the balance sheet in the course of the acquisitions of BCR and Diners Club Adriatic. By far the largest part (EUR 57.7 million) was attributable to BCR.

Results from financial assets

The total balance from all categories of financial assets decreased significantly from EUR +56.9 million in the previous year to EUR +7.2 million.

In addition to achieving lower income from available for sale securities, this reduction was predominantly due to additional write-downs in securities of the fair value portfolio, above all in structured products and shares. These are closely connected to difficult market conditions, particularly in the third quarter of 2007.

Pre-tax profit for the period reached EUR 1,350.7 million compared to EUR 1,046.2 million in the same period last year. This corresponds to an increase of 29.1% (excluding BCR +5.0%).

Net profit after minority interests rose 27.9% from EUR 655.3 million to EUR 837.9 million (excluding BCR +5.8%).

II. QUARTERLY RESULTS OVERVIEW[3]

in EUR million	Q3 06	Q4 06	Q1 07	Q2 07	[redacted]	Q3 07 excl. BCR
Net interest income	779.7	927.8	903.7	953.8		838.6
Risk provisions for loans and advances	-112.9	-107.9	-128.4	-110.9		-119.6
Net fee and commission income	338.8	409.4	438.9	446.0		394.9
Net trading result	51.6	90.1	124.8	94.8		47.7
General administrative expenses	-704.7	-841.0	-870.6	-921.2		-777.9
Income from insurance business	10.3	10.5	15.6	13.9		7.5
Other operating result	-35.2	-57.7	-33.3	-56.1		-22.7
Result from financial assets - FV	-1.0	-5.0	11.1	-7.1		-40.6
Result from financial assets - AfS	7.3	48.9	14.3	13.1		17.3
Result from financial assets - HtM	0.4	0.9	0.5	0.0		0.1
Pre-tax profit	**334.3**	**476.0**	**476.6**	**426.3**		**345.3**
Net profit after minorities	**202.7**	**276.9**	**302.1**	**263.9**		**214.0**

[3] The first three quarters of 2006 have been adjusted in accordance with the previously-mentioned restatement pursuant to the changed IFRS regulations. Details can be found on Erste Bank's homepage (www.erstebank.com/investorrelations)

Net interest income in the third quarter rose significantly by 3.4% from EUR 953.8 million in the previous quarter to EUR 986.6 million. This resulted mainly from the rising interest rate trend and strong loan demand in the central and east European growth markets. Ceska sporitelna, in particular, posted above-average growth.

Net fee and commission income increased by 5.2% from EUR 446.0 million to EUR 469.3 million, the large majority of which resulted from positive developments in BCR.

Due to the particularly difficult market situation, the **net trading result** of EUR 72.4 million was, as expected, below the result achieved in the previous quarter (EUR 94.8 million).

The rising interest rate trend had negative effects on securities revaluations in the insurance business, so that **income from insurance business** of EUR 2.8 million in the third quarter was significantly lower than the level achieved in the second quarter (EUR 13.9 million). Negative developments in the BCR Group's non-life insurance business also made a significant contribution to this development.

General administrative expenses decreased slightly (0.3% from EUR 921.2 million to EUR 918.1 million) in spite of the inclusion of restructuring and transformation expenditures of EUR 25 million at BCR. However, personnel expenses – primarily due to severance payments at BCR relating to the headcount reduction programme – rose by 2.8% from EUR 533.1 million to EUR 548.2 million. In contrast, other administrative expenses were reduced by 4.6% from EUR 289.4 million to EUR 276.0 million and depreciation of fixed assets fell by 4.9% from EUR 98.7 million to 93.9 million.

The **operating result** achieved in the third quarter of 2007 (EUR 613.0 million) was the highest achieved in any quarter to date (previous quarter EUR 587.3 million). There was also a structural improvement, as the increase resulted in particular from above-average rises in net interest and commission income.

The **cost/income ratio** of 60.0% in the third quarter of 2007 was somewhat better than in the previous quarter (61.1%).

Risk provisions for loans and advances decreased by 12.9% from EUR 110.9 million in the second quarter to EUR 96.6 million in the reporting quarter. In addition to lower requirments in the International Business segment, this decrease resulted primarily from extraordinary income related to previously written-off loans at BCR.

There was a tangible deterioration in the **result from financial assets - at fair value through profit or loss** from EUR -7.1 million to EUR -42.3 million. Even though Erste Bank was not and is not invested into securities that are exposed to the US subprime market, negative market sentiment led to revaluation requirements of about EUR 20 million in the bank's ABS and CDO portfolios in the third quarter. The vast majority of these instruments is rated 'A' or better. Barring any material adverse change in market conditions, Erste Bank does not expect any further write-downs.

Pre-tax profit in the third quarter was EUR 447.8 million, 5.0% more than in the previous quarter (EUR 426.3 million).

Net profit after minority interests rose 3.0% from EUR 263.9 million in the second quarter to EUR 271.9 million in the third quarter.

III. BALANCE SHEET DEVELOPMENTS

in EUR million	[illegible]	Dec 06	Change
Loans and advances to credit institutions	[illegible]	16,616	28.0%
Loans and advances to customers	[illegible]	97,107	10.4%
Risk provisions for loans and advances	[illegible]	-3,133	5.8%
Trading and other financial assets	[illegible]	42,497	6.6%
Other assets	[illegible]	28,616	5.2%
Total assets	[illegible]	**181,703**	**10.4%**

In the first three quarters of 2007, the **total assets** of the Erste Bank Group climbed 10.4% from EUR 181.7 billion at the end of 2006 to EUR 200.6 billion.

On the asset side, **loans and advances to customers** also grew by 10.4% from EUR 97.1 billion to EUR 107.2 billion at the end of the third quarter.

In Austria, loans and advances to customers rose by 4.8%. The increase in loans and advances to customers in Central and Eastern Europe continued to be above average at 22.3%. Above all, retail business developed very positively; loan volumes in this segment increased by 27.6%.

Risk provisions increased 5.8% from EUR 3.1 billion at the end of 2006 to EUR 3.3 billion in the first three quarters of 2007 as a result of new allocations, releases and the use of provisions.

Investments in **financial assets** in the various categories increased - not least due to the market situation in the last few months – overall by a below-average 7.2% from EUR 36.3 billion to EUR 38.9 billion, with growth in fixed-income securities and decreases in other securities.

Investments of insurance companies increased similarly by 7.5% to EUR 7.9 billion.

On the asset side, the strongest growth was recorded in **loans and advances to credit institutions** (+28.0% from EUR 16.6 billion to EUR 21.3 billion). Here; short-term inter-bank business was the major growth driver.

in EUR million	[illegible]	Dec 06	Change
Amounts owed to credit institutions	[illegible]	37,688	7.2%
Amounts owed to customers	[illegible]	90,849	8.1%
Debt securities in issue	[illegible]	21,814	27.6%
Other liabilities	[illegible]	15,238	14.3%
Subordinated capital	[illegible]	5,210	4.1%
Total equity	[illegible]	10,904	3.7%
Shareholder's equity	[illegible]	7,979	5.8%
Minority interests	[illegible]	2,925	-1.9%
Total liabilities and equity	[illegible]	**181,703**	**10.4%**

On the liability side, **amounts owed to credit institutions** increased by 7.2% from EUR 37.7 billion to EUR 40.4 billion.

Debt securities in issue rose by 27.6% (from EUR 21.8 billion to EUR 27.8 billion), whereby there was a regrouping of investment products towards securitised products by some institutional customers.

Amounts owed to customers increased by 8.1% from EUR 90.8 billion to EUR 98.2 billion. In Central and Eastern Europe there was above-average growth of 15.1%.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II**. Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell from EUR 94.1 billion at the end of 2006 (calculated according to Basel I regulations) to EUR 93.8 billion as of 30 September 2007. This is primarily due to Basel II's more favourable risk-weighting of retail lending (e.g. mortgage business).

Total own funds of the Erste Bank Group in accordance with the Austrian Banking Act amounted to EUR 10.0 billion as at 30 September 2007. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 8.7 billion) was 115.5% (year-end 2006: 127.1%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 5.8 billion.

The **tier 1 ratio** (core capital after deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act) stood at 6.2%. The decline compared with the year-end 2006 figures (6.6%) resulted primarily from the group's acquisitions during the first half of 2007 (Erste Bank Ukraine and Diners Club Adriatic, Croatia by Erste Bank and ABS Banka, Bosnia by Steiermärkische Sparkasse).

The **solvency ratio**, based on the credit risk (total eligible qualifying capital less requirements for the trading book, commodity and foreign exchange risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 9.4 % on 30 September 2007 (compared with 10.3% at the end of 2006), thereby comfortably exceeding the statutory minimum requirement of 8%.

IV. SEGMENT REPORTING [4]

Austria

The Austria segment continued to develop successfully. Net profit after minority interests increased by EUR 17.7 million (+7.1%) compared to the first nine months of 2006, from EUR 250.5 million to EUR 268.2 million. Main contributors were an improvement in net interest income (EUR +42.1 million or +3.6%), a very pleasing increase in net commission income (EUR +36.5 million or +5.5%) and significantly lower risk provisions (EUR 218.2 million after EUR 252.1 million in 2006). Operating income increased by 3.9% compared to the previous year, despite the net trading result in the third quarter of 2007 being significantly below figures from the previous quarters of the current year due to market turbulence. However, the increase in general administrative expenses remained – as in previous years – exceptionally moderate at 2.6% (EUR +32.5 million).

As a result, the operating result rose by EUR 43.5 million or 6.1% to EUR 754.5 million. Consequently, the cost/income ratio improved from 63.6% to 62.8%. The decline in other result was mainly due to the negative valuation income from securities outside the trading portfolio, in particular in the third quarter of 2007, as well as income from the disposal of investments in the third quarter of 2006. In addition to the improvement in profit, the development of the return on equity (based on the new allocation of equity) was substantially helped by lower equity requirements as a result of the application of Basel II – particularly in the Retail & Mortgage and in the Savings Bank segments – improving from 17.7% in the previous year to its current level of 18.2%.

Savings Banks

Net profit after minority interests of EUR 12.5 million in the first three quarters of 2007 roughly equalled last year's performance. Net interest income rose due to a significant increase in customer business from EUR 622.1 million to EUR 641.5 million (+3.1%). The operating result improved due to continued favourable cost developments (EUR -12.4 million or -2.0%) from EUR 292.1 million to EUR 305.1 million (+4.4%). The cost/income ratio improved from 68.1% to 67.5%. The decline in other result was marked by the valuation income from securities outside the trading portfolio and investments in the current year. The development of risk provisions for loans and advances improved from EUR 133.3 million to EUR 125.5 million (-5.9%) compared to the same period in the previous year. Return on equity increased to 7.3%, supported by proportionally lower equity requirements following the introduction of Basel II at the start of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests again advanced significantly by EUR 18.7 million (+22.5%) from EUR 83.2 million to EUR 101.9 million. Thanks to the expansion of lending activity (in particular in the mortgage area) and despite continued strong competitive pressure on margins on the deposit side, net interest income rose in the first three quarters by 2.2% to EUR 408.3 million compared to the first nine months of 2006. Net commission income once again increased significantly compared to the previous year, driven in particular by the securities business, which continues to perform very well. As a result, net commission income improved by EUR 18.8 million (+7.6%), from EUR 248.9 million to EUR 267.7 million.

---

[4] The published results of the individual group members cannot be compared on a one-to-one basis with the segmental results. In segmental reporting, for example, interest income from local equity is eliminated and the associated income from the allocated group equity is added to NII. Furthermore, from the fourth quarter of 2006 onwards a new equity allocation method has been applied. The comparative values of the previous quarters have been adjusted accordingly.

General administrative expenses – particularly pleasingly – only rose marginally in comparison with the level for the corresponding period in 2006, by +0.6% (EUR 475.3 million compared with EUR 472.7 million). This was despite the business expansion of subsidiaries (e.g. in asset management) in Erste Bank Group's extended home market. The operating result in this sub-segment increased from EUR 199.2 million to EUR 221.2 million (+11.1%). The cost/income ratio improved in relation to the first nine months of 2006, from 70.4% to 68.2%. Return on equity was 17.9% (after 12.6% in the same period of the previous year).

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a 24.0% increase from EUR 61.6 million to EUR 76.4 million compared to the corresponding period of the previous year. Net interest income showed an above-average increase compared to the first nine months of 2006 from EUR 109.2 million to EUR 128.7 million (+17.8%), mainly due to business expansion of the real estate leasing subsidiary, Immorent, both in Austria and in Erste Bank Group's extended home market. Risk provisions for loans and advances decreased, on the one hand due to the positive developments in the risk structure and, on the other hand, as a result of a one-off effect from credit financing linked to a securities settlement case in the third quarter of 2006. The decrease in other result was based on valuation gains from securitised financing operations and one-off proceeds from the sale of a private equity investment allocated to this segment during the previous year.

General administrative expenses rose by 12.2% from EUR 71.6 million to EUR 80.3 million. This was caused partly by higher expenditures in conjunction with the expansion of the real estate leasing business in Central and Eastern Europe. The cost/income ratio was at 40.7%. Return on equity declined from 16.4% to 14.4%, exclusively as a result of the expected high equity requirement pursuant to Basel II. In addition to business volume expansion the modified regulation for determining the equity requirement for credit risk (in particular in the customer rating areas and the higher weighting of unused credit lines) also led to considerable growth in risk-weighted assets and the resulting higher allocation of equity.

Treasury and Investment Banking

Compared to the first nine months of 2006, net profit after minority interests decreased by -16.8% or EUR 15.7 million from EUR 93.0 million to EUR 77.4 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was only partially compensated for by the unusually good result in money market operations. Net commission income increased by EUR 12.7 million or 18.6%, from EUR 68.1 million to EUR 80.8 million, attributable primarily to securities business, in particular in structured products and income from capital market transactions.

Primarily due to the excellent first quarter 2007, the net trading result rose from EUR 71.7 million to EUR 74.0 million (+3.2%). The decrease in other result (EUR -11.8 million from EUR +8.4 million in the same period of the previous year) is due, in particular, to the mark-to-market valuation of the fair value portfolio in the third quarter of 2007. General administrative expenses increased – primarily in conjunction with business expansion – by 11.5% from EUR 76.1 million in the first three quarters of 2006 to EUR 84.8 million in the current year. The cost/income ratio stood at 43.3%, whilst return on equity dropped from 50.3% to 38.5%.

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after minorities rose by EUR 28.6 million or 12.4% compared to the first nine months of 2006, from EUR 231.4 million to EUR 260.0 million; the operating result increased by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR rate: +1.4%). This development was mainly due to strong growth in net interest income, up 16.6% or EUR 85.8 million from EUR 515.7 million to EUR 601.5 million. Net commission income rose by 7.3% from EUR 237.0 million to EUR 254.4 million, based on the pleasing development in payment transfers and securities business.

The increase in general administrative expenses from EUR 443.8 million to EUR 485.0 million (+9.3% or +7.7% on a currency-adjusted basis), was due to higher personnel expenses (partly because of an increase in the headcount) and expenses relating to the significant expansion in retail business. Driven by an excellent showing on the income side, the operating result improved by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR exchange rate +1.4%). The cost/income ratio was 53.3% (compared to 55.4% in the same period of the previous year). Return on equity stood at 42.6% after 39.9% in the prior-year period.

Romania

As BCR was included for the first time on 12 October 2006 there are no prior year comparative segment report figures. In the first three quarters of 2007, net profit after minorities, which was substantially impacted by transformation costs, reached EUR 166.4 million, while operating result came in at EUR 289.0 million. This translated into a cost/income ratio of 56.5% and a return on equity of 47.1%. The loan portfolio rose by 31.4% since the beginning of the year to EUR 10.3 billion, which was comfortably in line with expectations. Risk provisions improved significantly both as result of the sale of written-off loans and extraordinary income from previously written-off loans. In addition releases of risk provisions, amounting to EUR 45.2 million, created for BCR at first-time consolidation on group-level had also a positive impact.

Restructuring and transformation costs of EUR 36.4 million included in this result (in particular for severance payments, marketing, consulting and training) have distorted the result accordingly. All these measures will make an important contribution to achieving our profit targets (40% growth in local net profit on a EUR-basis and before restructuring costs). Romanian GDP growth that continued to be significantly higher than expected was also a pleasing development.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 57.7 million (disclosed under the item other result) are allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia

Net profit after minority interests at Slovenská sporiteľňa rose compared to the first nine months of 2006 by 22.1% from EUR 74.2 million to the current EUR 90.6 million. Net interest income increased considerably by 32.1% or EUR 53.4 million from EUR 166.4 million in the same period in the previous year to its current level of EUR 219.8 million. This was due largely to the massive expansion in customer lending, which grew by 30.9%. Net commission income (EUR 69.8 million compared to EUR 61.1 million in the third quarter of 2006) rose due to the growth in both customer lending and payment transfers.

General administrative expenses rose by EUR 32.4 million or 23.6%, from EUR 137.5 million to a total of EUR 169.9 million. This can be attributed to higher costs in connection with IT projects (core banking system, euro changeover), as well as the trend in currency exchange rates (up +9.8%). The fall in the tax rate resulted from the reversal of a provision made in 2006 which, following a change in legal requirements, was no longer necessary. There was a pronounced increase in the operating result (up +28.8%) and in net profit after minority interests (+22.1%). Significant growth in risk provisions for loans

and advances from EUR 9.6 million in 2006 to EUR 25.2 million was due to strong loan growth in the last quarters and the release of risk provisions for loans and advances in the previous year (EUR 8.5 million). Return on equity was 39.6%; the cost/income ratio improved from 56.6% to 55.6%.

Hungary

Erste Bank Hungary's operating result rose by 10.7% or EUR 12.7 million from EUR 118.4 million to EUR 131.1 million. Net interest income increased slightly by EUR 4.3 million or +2.4% from EUR 179.6 million to EUR 183.9 million. However, net interest income was negatively affected by an interest expense accrual from the previous year (approximately EUR 8 million in the first quarter of 2007) and the reallocation of one-off commission expenses in the leasing business from the commission result led to a decline in this item. The increase in risk provisions from EUR 25.2 million to EUR 36.3 million was a result of the expansion in lending and general economic developments but was in line with expectations for the whole year. Net commission income showed a significant increase in the first nine months of 2007 compared to the same period in the previous year (from EUR 58.1 million to EUR 94.4 million), which was attributable in part to the allocation changes referred to above and also to a significant increase in payment transfers and the securities business.

The significant increase in general administrative expenses (+24.5% from EUR 141.3 million to EUR 175.9 million) is based on higher personnel and other administrative expenses due to the expansion of the branch network and – compared to the same period in the previous year – additional accruals and the first-time consolidation of the real estate subsidiary. Net profit after minority interests rose by 3.3% from EUR 60.9 million to EUR 62.9 million. The cost/income ratio was 57.3% and return on equity fell from 30.9% to 27.4%.

Croatia

From 2007 Erste Bank Croatia has been consolidated as a partial group, which impacted the net commission income and general administrative expense line items in particular. The bottom line impact is negligible. As of the second quarter the results of Diners Club Adriatic d.d. (DCA) are also included in the Croatia sub-segment.

Erste Bank Croatia improved its operating result significantly compared to the first three quarters of 2006 by 68.9% or EUR 37.1 million, from EUR 53.8 million to EUR 90.9 million. Net interest income improved significantly despite restrictive legislation on foreign currency financing and the general limitations on loan growth, whereby in addition to increased growth rates in the lending business the margins increased due to the shift to higher interest products in the retail sector. As a result, net interest income rose by EUR 34.9 million from EUR 80.4 million to EUR 115.3 million (of which DCA contributed EUR +8.6 million). Net commission income more than doubled from EUR 20.9 million to EUR 47.8 million – above all due to payment transfers and securities transactions, but also through income from the credit card subsidiary DCA (EUR +11.8 million). General administrative expenses increased by EUR 24.9 million or 40.8% from EUR 61.1 million to their current EUR 86.0 million, mainly due to the additional inclusion of subsidiaries in the consolidated financial accounts mentioned above. Return on equity increased significantly from 21.9% to 41.3%; the cost/income ratio improved from 53.2% to 48.6%.

Serbia

Net profit after minority interests in Serbia improved by EUR 12.3 million or 84.7% from EUR -14.6 million in 2006, which was characterised by a series of restructuring measures, to EUR -2.2 million. Along with a considerable increase in net interest income (EUR 11.5 million compared with EUR 5.5 million in the first three quarters of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. In addition to an improvement in both the commission and trading results, general administrative expenses decreased slightly compared with the same period in the previous year

(from EUR 20.5 million to EUR 20.3 million). The EUR 1.4 million increase in other result from a deficit of EUR 0.1 million to EUR 1.2 million is attributed to a one-off income from a disposal of collateral. For 2007 a breakeven net profit after minority interests is expected.

Ukraine

Following the 100% acquisition of Bank Prestige by the Erste Bank Group in January of 2007, the focus of all efforts has been on the expansion of the bank's market position. In the meantime the bank has been renamed to Erste Bank Ukraine. The goal is to increase market share to 4% and expand the branch network to approximately 400 bank branches throughout the country by the year 2010. The bank currently employs a staff of 855 and operates 44 branches; an additional 115 branches are already being prepared to take up business activities.

Compared to the second quarter of 2007, the third quarter showed a continued increase in net interest income due to the 35% rise in customer loans. General administrative expenses rose noticeably, as expected, because of the rapid expansion of business compared to the previous quarter. The cumulative net loss after minority interests after nine months was EUR -12.3 million.

International Business

Net profit after minority interests showed a slight drop of EUR -7.8 million or -8.8% from EUR 88.3 million to its current EUR 80.5 million. This was caused primarily by trends in other result which in the first nine months of 2006 contained positive one-off effects totalling EUR 5.7 million from valuation gains on financial assets and proceeds from previously written-off loans. In addition, risk provisions were released during the comparative period of the previous year that were no longer needed because of the improvement in the risk situation in the loan portfolio. The operating result remained at the same level as in the previous year; the cost/income ratio remained unchanged at a remarkable 18.7%. Return on equity rose from 23.5% to 24.4%, strongly supported by the lower equity requirements under Basel II.

Corporate Center

The Corporate Center segment includes results from those companies that cannot be assigned to a specific business segment, profit consolidation between the segments, amortisation of customer relationships related to BCR and DCA as well as one-off effects that were not assigned to a specific business segment so as to ensure comparability.

The change in net commission income and general administrative expenses was largely due to profit consolidation of banking support operations. General administrative expenses rose in particular due to group projects and the effects of accruals which are expected to be reversed over the course of the year. The deterioration of the net interest income is largely due to the absence of the positive effects of the capital increase proceeds from 2006. The net trading result rose due to positive valuation income from strategic investments in the first half of 2007. The other result contains the statutory linear amortisation of BCR's customer base as well as that of Diners Club Adriatic c.c. amounting to a total of EUR 60.7 million.

V. Exchange rate development

Euro FX rates	End of period rates			Average rates		
	[redacted]	Dec 06	Change	[redacted]	1-9 06	Change
CZK/EUR	[redacted]	27.49	-0.2%	[redacted]	28.45	1.4%
RON/EUR	[redacted]	3.38	1.2%	[redacted]	3.55	6.9%
SKK/EUR	[redacted]	34.44	1.6%	[redacted]	37.66	9.8%
HUF/EUR	[redacted]	251.77	0.4%	[redacted]	265.40	5.4%
HRK/EUR	[redacted]	7.35	1.0%	[redacted]	7.32	-0.3%
RSD/EUR	[redacted]	79.05	0.0%	[redacted]	85.79	7.0%
UAH/EUR	[redacted]	6.65	-7.1%	[redacted]	6.25	-8.3%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

In EUR million	[redacted]	1-9 06	Change
Net interest income	[redacted]	2,261.5	25.8%
Risk provisions for loans and advances	[redacted]	-331.2	1.4%
Net fee and commission income	[redacted]	1,036.5	30.7%
Net trading result	[redacted]	187.8	55.5%
General administrative expenses	[redacted]	-2,104.3	28.8%
Income from insurance business	[redacted]	25.3	27.7%
Other operating result	[redacted]	-86.3	-54.5%
Result from financial assets - FV	[redacted]	0.5	na
Result from financial assets - AfS	[redacted]	51.1	-12.1%
Result from financial assets - HtM	[redacted]	5.3	-88.7%
Pre-tax profit	[redacted]	1,046.2	29.1%
Taxes on income	[redacted]	-235.6	23.3%
Net profit before minority interests	[redacted]	810.6	30.8%
Minority interests	[redacted]	-155.3	43.2%
Net profit after minorities	[redacted]	**655.3**	**27.9%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

In EUR million	[illegible]	Dec 06	Change
ASSETS			
Cash and balances with central banks	[illegible]	7,378	-0.9%
Loans and advances to credit institutions	[illegible]	16,616	28.0%
Loans and advances to customers	[illegible]	97,107	10.4%
Risk provisions for loans and advances	[illegible]	-3,133	5.8%
Trading assets	[illegible]	6,188	2.7%
Financial assets - at fair value through profit or loss	[illegible]	4,682	1.5%
Financial assets - available for sale	[illegible]	14,927	5.7%
Financial assets - held to maturity	[illegible]	16,700	10.2%
Investments of insurance companies	[illegible]	7,329	7.5%
Equity holdings in associates accounted for at equity	[illegible]	383	0.3%
Intangible assets	[illegible]	6,092	2.5%
Tangible assets	[illegible]	2,165	5.0%
Tax assets	[illegible]	317	14.8%
Other assets	[illegible]	4,952	14.3%
Total assets	[illegible]	**181,703**	**10.4%**
LIABILITIES AND EQUITY			
Amounts owed to credit institutions	[illegible]	37,688	7.2%
Amounts owed to customers	[illegible]	90,849	8.1%
Debt securities in issue	[illegible]	21,814	27.6%
Trading liabilities	[illegible]	1,200	61.8%
Underwriting provisions	[illegible]	7,920	6.0%
Other provisions	[illegible]	1,780	-2.4%
Tax liabilities	[illegible]	291	10.0%
Other liabilities	[illegible]	4,047	24.3%
Subordinated capital	[illegible]	5,210	4.1%
Total equity	[illegible]	10,904	3.7%
Shareholder's equity	[illegible]	7,979	5.8%
Minority interests	[illegible]	2,925	-1.9%
Total liabilities and equity	[illegible]	**181,703**	**10.4%**

III. SEGMENT REPORTING - ERSTE BANK GROUP

Overview*

	Austria		CEE		Int'l Business		Corp. Center		Total	
In EUR million	[illegible]	1-9 06	[illegible]	1-9 06	[illegible]	1-9 06	[illegible]	1-9 06	[illegible]	1-9 06
Net interest income	[illegible]	1,177.7	[illegible]	947.5	[illegible]	109.6	[illegible]	26.7	[illegible]	2,261.5
Risk provisions	[illegible]	-252.1	[illegible]	-79.2	[illegible]	0.2	[illegible]	0.0	[illegible]	-331.2
Net fee and commission income	[illegible]	661.5	[illegible]	379.8	[illegible]	25.1	[illegible]	-30.0	[illegible]	1,036.5
Net trading result	[illegible]	98.8	[illegible]	88.9	[illegible]	0.0	[illegible]	0.1	[illegible]	187.8
General administrative expenses	[illegible]	-1,242.7	[illegible]	-804.3	[illegible]	-25.2	[illegible]	-32.1	[illegible]	-2,104.3
Income - insurance business	[illegible]	15.7	[illegible]	9.6	[illegible]	0.0	[illegible]	0.0	[illegible]	25.3
Other result	[illegible]	34.4	[illegible]	-23.7	[illegible]	9.9	[illegible]	-49.9	[illegible]	-29.4
Pre-tax profit	[illegible]	493.2	[illegible]	518.6	[illegible]	119.7	[illegible]	-85.3	[illegible]	1,046.3
Taxes on income	[illegible]	-106.9	[illegible]	-123.4	[illegible]	-31.4	[illegible]	26.0	[illegible]	-235.6
Minority interests	[illegible]	-135.9	[illegible]	-21.6	[illegible]	0.0	[illegible]	2.1	[illegible]	-155.3
Net profit after minorities	[illegible]	250.5	[illegible]	373.6	[illegible]	88.3	[illegible]	-57.1	[illegible]	655.3
Average risk-weighted assets	[illegible]	49,524.4	[illegible]	21,394.8	[illegible]	7,704.8	[illegible]	347.8	[illegible]	78,971.8
Average attributed equity	[illegible]	1,888.5	[illegible]	1,416.3	[illegible]	501.0	[illegible]	2,778.1	[illegible]	6,584.0
Cost/income ratio	[illegible]	63.6%	[illegible]	56.4%	[illegible]	18.7%	[illegible]	na	[illegible]	59.9%
ROE based on net profit	[illegible]	17.7%	[illegible]	35.2%	[illegible]	23.5%	[illegible]	na	[illegible]	13.3%

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.
EUR 60.7m linear customer stock amortisation included in Other result of Corporate Center. The "Other result" line item includes the following P&L positions: other operating result, income from finan cial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Austria*

	Savings Banks		Retail & Mortgage		Large Corporates		Treasury & IB	
in EUR million	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06
Net interest income	[redacted]	622.1	[redacted]	399.4	[redacted]	109.2	[redacted]	46.9
Risk provisions	[redacted]	-133.3	[redacted]	-73.6	[redacted]	-45.2	[redacted]	0.0
Net fee and commission income	[redacted]	275.8	[redacted]	248.9	[redacted]	68.7	[redacted]	68.1
Net trading result	[redacted]	18.7	[redacted]	7.8	[redacted]	2.6	[redacted]	71.7
General administrative expenses	[redacted]	-622.4	[redacted]	-472.7	[redacted]	-71.6	[redacted]	-76.1
Income - insurance business	[redacted]	0.0	[redacted]	15.7	[redacted]	0.0	[redacted]	0.0
Other result	[redacted]	8.7	[redacted]	-2.8	[redacted]	22.1	[redacted]	8.4
Pre-tax profit	[redacted]	165.5	[redacted]	122.7	[redacted]	85.8	[redacted]	119.2
Taxes on income	[redacted]	-35.5	[redacted]	-26.5	[redacted]	-18.7	[redacted]	-26.1
Minority interests	[redacted]	-117.3	[redacted]	-13.0	[redacted]	-5.5	[redacted]	0.0
Net profit after minorities	[redacted]	12.7	[redacted]	83.2	[redacted]	61.6	[redacted]	93.0
Average risk-weighted assets	[redacted]	25,525.5	[redacted]	13,135.4	[redacted]	7,684.2	[redacted]	3,179.3
Average attributed equity	[redacted]	263.6	[redacted]	876.7	[redacted]	501.6	[redacted]	246.6
Cost/income ratio	[redacted]	68.1%	[redacted]	70.4%	[redacted]	39.7%	[redacted]	40.7%
ROE based on net profit	[redacted]	6.4%	[redacted]	12.6%	[redacted]	16.4%	[redacted]	50.3%

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Central and Eastern Europe (CEE)*

(2006 figures restated)

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
In EUR million	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06	[redacted]	1-9 06
Net interest income	[redacted]	515.7	[redacted]	0.0	[redacted]	166.4	[redacted]	179.6	[redacted]	80.4	[redacted]	5.5	[redacted]	0.0
Risk provisions	[redacted]	-32.5	[redacted]	0.0	[redacted]	-9.6	[redacted]	-25.2	[redacted]	-10.3	[redacted]	-1.6	[redacted]	0.0
Net fee and commission income	[redacted]	237.0	[redacted]	0.0	[redacted]	61.1	[redacted]	58.1	[redacted]	20.9	[redacted]	2.7	[redacted]	0.0
Net trading result	[redacted]	38.6	[redacted]	0.0	[redacted]	15.2	[redacted]	22.1	[redacted]	13.8	[redacted]	-1	[redacted]	0
General administrative expenses	[redacted]	-443.8	[redacted]	0.0	[redacted]	-137.5	[redacted]	-141.3	[redacted]	-61.1	[redacted]	-20.5	[redacted]	0.0
Income - insurance business	[redacted]	9.6	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Other result	[redacted]	-5.4	[redacted]	0.0	[redacted]	-3.2	[redacted]	-14.5	[redacted]	-0.6	[redacted]	-0.1	[redacted]	0.0
Pre-tax profit	[redacted]	319.2	[redacted]	0.0	[redacted]	92.5	[redacted]	78.7	[redacted]	42.9	[redacted]	-14.7	[redacted]	0.0
Taxes on income	[redacted]	-79.0	[redacted]	0.0	[redacted]	-18.2	[redacted]	-17.6	[redacted]	-8.6	[redacted]	0.0	[redacted]	0.0
Minority interests	[redacted]	-8.9	[redacted]	0.0	[redacted]	-0.1	[redacted]	-0.2	[redacted]	-12.5	[redacted]	0.1	[redacted]	0.0
Net profit after minorities	[redacted]	231.4	[redacted]	0.0	[redacted]	74.2	[redacted]	60.9	[redacted]	21.8	[redacted]	-14.6	[redacted]	0.0
Average risk-weighted assets	[redacted]	11,245.8	[redacted]	0.0	[redacted]	3,244.2	[redacted]	3,794.4	[redacted]	2,955.4	[redacted]	154.9	[redacted]	0.0
Average attributed equity	[redacted]	773.5	[redacted]	0.0	[redacted]	231.7	[redacted]	262.5	[redacted]	132.6	[redacted]	15.9	[redacted]	0.0
Cost/income ratio	[redacted]	55.4%	[redacted]	na	[redacted]	56.6%	[redacted]	54.4%	[redacted]	53.2%	[redacted]	nm	[redacted]	na
ROE based on net profit	[redacted]	39.9%	[redacted]	na	[redacted]	42.7%	[redacted]	30.9%	[redacted]	21.9%	[redacted]	nm	[redacted]	na

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Fax

3 London Wall Buildings
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Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/10/07
No. of pages including this one	22

Erste Bank Q3 2007 Results Announcement

ERSTE BANK

Vienna, 30 October 2007

INVESTOR INFORMATION

Q3 07 Erste Bank operating result reaches record level despite turbulent market environment

9M 2007 FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose 25.8% from EUR 2,261.5 million to **EUR 2,844.1 million** (excluding BCR +7.5% to EUR 2,430.8 million)
- **Net commission income** climbed 30.7% from EUR 1,036.5 million to **EUR 1,354.2 million** (excluding BCR +13.3% to EUR 1,174.4 million)
- **Operating income** increased 28.8% from EUR 3,511.1 million to **EUR 4,522.6 million** (excluding BCR +9.5% to EUR 3,844.2 million)
- **General administrative expenses** rose 28.8% from EUR 2,104.3 million to **EUR 2,709.9 million** (excluding BCR +10.9% to EUR 2,334.2 million)
- **Pre-tax profit** rose 29.1% from EUR 1,046.2 million to **EUR 1,350.7 million** (excluding BCR +5.0% to EUR 1,098.7 million)
- **Net profit after minorities** increased by 27.9% from EUR 655.3 million to **EUR 837.9 million** (excluding BCR +5.8% to EUR 693.3 million)
- **Cost/income ratio** increased marginally from 59.5% in financial year 2006 to **59.9%**
- **Cash return on equity** rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to **14.0%** (reported ROE: 13.5%)
- **Total assets** increased 10.4% from the end of 2006 from EUR 181.7 billion to **EUR 200.6 billion**
- **Cash earnings per share** rose from EUR 2.20 to **EUR 2.80** (reported earnings per share: EUR 2.69)
- **Tier 1 ratio (as of 2007 calculated in accordance with Basel II)** decreased from 6.6% at year-end 2006 to **6.2%**, **solvency ratio** down to **9.4%** (end of 2006: 10.3%)

Please note: Unless stated otherwise, comparisons are with 1-9 06 (P&L) or year-end 2006 (balance sheet).
The following tables and texts may contain rounding differences.

"The results of the first three quarters of 2007 show that as a group we are doing very well. We are very proud of our operating performance in view of the turbulence in the financial and credit markets. It once again demonstrates the strength of our business model which ensures solid long-term growth and avoids the high-risk securities and derivatives business. We are particularly pleased with the quarterly contributions from Hungary, Croatia and especially the Czech Republic. In addition, the results seen at

[1] When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.
According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating post-employment employee provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

BCR prove that we are on the right track with our integration measures," said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG. "Third quarter operating result, which reached a record EUR 613.0 million, was especially satisfactory, as we again managed to increase the proportion of net interest and commission income within overall operating income", continued Treichl.

Summary

Although the third quarter is traditionally weak it turned out stronger this year: **net profit after minority interests** amounted to EUR 271.9 million, 3.0% higher than in the previous quarter (EUR 263.9 million) despite unfavourable market conditions.

Net profit after minority interests for the first three quarters of 2007 of EUR 837.9 million was up 27.9% compared to the same period in the previous year.

Despite restructuring and transformation costs of EUR 36.4 million at BCR, the **operating result** rose 28.9% to EUR 1,812.7 million. Net interest and commission income were the major contributors highlighting the improved quality of growth.

The **cost/income ratio** for the period from January to September 2007 remained at 59.9%, the same level as in the comparable period of 2006 despite the restructuring and transformation costs mentioned above.

This translated into a **return on equity** (cash) of 14.0% (reported ROE: 13.5%) for the first three quarters of 2007, compared to 13.8% (reported 13.7%) for the full year 2006.

Earnings per share (cash) in the first three quarters of 2007 was at EUR 2.80 (reported: EUR 2.69) compared to EUR 2.20 (cash and reported) in the same period of the previous year.

Outlook

Due to the good operating income situation and despite the challenging international market environment, Erste Bank maintains its target of growing net profit in 2007 by least 25%, as outlined at the Capital Markets Day on 21 September 2007 in Bratislava.

With the presentation of the Q3 07 results Erste Bank also gave further detail on its medium-term guidance to 2009. Based on substantially slowing cost growth net profit is expected to rise by at least 20% in 2008 and by at least 25% in 2009. The **cost/income ratio** should go below 55% by 2009. **Return on equity**, which decreased significantly in the previous year due to the capital increase, should again reach a level of 18% to 20% by 2009.

I. PERFORMANCE IN DETAIL

In EUR million	1-9 07	1-9 06	Change
Net interest income	2,884.1	2,261.5	25.8%
Risk provisions for loans and advances	-335.9	-331.2	1.4%
Net fee and commission income	1,354.2	1,036.5	30.7%
Net trading result	292.0	187.8	55.5%
General administrative expenses	-2,709.9	-2,104.3	28.8%
Income from insurance business	32.3	25.3	27.7%
Other result	-26.1	-29.4	na
Pre-tax profit	**1,350.7**	**1,046.2**	**29.1%**
Net profit after minorities	**837.9**	**655.3**	**27.9%**

Net interest income

Net interest income increased by 25.8% from EUR 2,261.5 million in the previous year to EUR 2,884.1 million, above all due to continued strong credit demand at the Central and Eastern European subsidiaries and supported by the rising interest rate trend. Even without the contribution of BCR, the increase of 7.5% to EUR 2,430.8 million was very satisfactory.

The net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.24% in the first three quarters of 2006 (2006 full year: 2.31%) to 2.42%. This increase resulted largely from the inclusion of BCR. At the same time the average margin in Austria fell slightly to 1.6%, mainly as a result of the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The average net interest margin in CEE countries rose from 3.6% in the same period of the previous year to 4.0% in the first three quarters of 2007.

Net commission income

Overall, **net commission income** climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR by 13.3% to EUR 1,174.4 million).

Very satisfactory growth rates were achieved above all in the lending business (+71.2%, excluding BCR +14.7%) and in payment transfers (+39.2%, excluding BCR +15.7%), whereby in the latter a strong increase was primarily achieved in credit card business (+56.9%, excluding BCR +34.9%).

The subsidiaries in Hungary and Croatia made above-average contributions to the positive development of net commission income. Compared with the third quarter of 2006, Ceska sporitelna also performed well, growing this line item by 13.3% in the third quarter of 2007.

in EUR million	1-9 07	1-9 06	Change
Lending business	250.0	146.0	71.2%
Payment transfers	535.2	384.6	39.2%
Securities transactions	386.2	335.1	15.2%
Investment fund transactions	176.5	159.3	10.8%
Custodial fees	39.8	39.0	2.1%
Brokerage	169.9	136.8	24.2%
Insurance business	48.9	49.7	-1.6%
Building society brokerage	21.6	21.8	-0.9%
Foreign exchange transactions	27.5	28.1	-2.1%
Investment banking business	20.6	16.6	24.1%
Other	64.2	54.6	17.6%
Total	**1,354.2**	**1,036.5**	**30.7%**

Net trading result

As expected, the credit market turbulence led to a decline in net trading result in the third quarter of 2007. However, the result in the first nine months of 2007 increased by 55.5% from EUR 187.8 million to EUR 292.0 million (excluding BCR +14.3% to EUR 214.6 million).

Insurance business

The result from insurance business increased by 27.7% from EUR 25.3 million to EUR 32.3 million. A slight reduction by 3.6% to EUR 24.4 million was recorded excluding BCR, with the decline being mainly due to securities revaluations as a result of rising interest rates.

General administrative expenses

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	1,588.0	1,231.7	28.9%
Other administrative expenses	833.8	624.4	33.5%
Subtotal	2,421.8	1,856.1	30.5%
Depreciation and amortisation	288.1	248.2	16.1%
Total	**2,709.9**	**2,104.3**	**28.8%**

General administrative expenses rose by 28.8% from EUR 2,104.3 million to EUR 2,709.9 million. The above-average increase in other administrative expenses was in part due to additional expenses for group projects as investments were made to support future increases in efficiency. Moreover, the expenses are particularly high due to restructuring and transformation costs in BCR (year-to-date EUR 36.4 million). If one excludes costs for BCR as well as the smaller subsidiaries, Erste Bank Ukraine, Diners Club Adratic and ABS Banka that were added in 2007, the rate of increase is reduced to 9.8% (EUR 2,310.8 million).

Personnel expenses rose 28.9% from EUR 1,231.7 million to EUR 1,588.0 million (excluding BCR +8.9% to EUR 1,341.5 million). In Central and Eastern Europe the wider adoption of variable salary components, redundancy payments at BCR and the branch network expansion in Romania as well as the Ukraine contributed to the rise.

Headcount[2]

	Sep 07	Dec 06	Change
Employed by Erste Bank Group	**52,320**	**50,164**	**4.3%**
Austria incl. Haftungsverbund savings banks	15,274	14,709	3.8%
Erste Bank AG incl. Austrian subsidiaries	8,357	8,004	4.4%
Haftungsverbund savings banks	6,917	6,705	3.2%
Central and Eastern Europe / International	**37,046**	**35,455**	**4.5%**
Česká spořitelna Group	10,820	10,856	-0.3%
Banca Comercială Română Group	12,910	13,492	-4.3%
Slovenská sporiteľňa Group	4,785	4,797	-0.3%
Erste Bank Hungary Group	3,018	2,881	4.8%
Erste Bank Croatia Group	1,843	1,759	4.8%
Erste Bank Serbia	957	871	9.9%
Erste Bank Ukraine	855	0	na
Other subsidiaries and foreign branch offices	1,858	799	>100.0%

Adjusting for the inclusion of the Erste Bank Ukraine as of January 2007, Diners Club Adriatic as of April 2007 and the ABS Banka in the balance sheet of Steiermärkische Sparkasse, group headcount rose slightly in the first three quarters of 2007. As part of the group-wide centralisation of IT activities, 370 employees from CS, SLSP and Erste Bank Croatia were shifted into a group subsidiary.

General administrative expenses – Austria (incl. Corporate Center and International business)

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	915.5	868.2	5.4%
Other administrative expenses	354.8	312.2	13.6%
Subtotal	1,270.3	1,180.4	7.6%
Depreciation and amortisation	108.9	117.0	-6.9%
Total	**1,379.2**	**1,297.4**	**6.3%**

[2] Numbers at reporting date

General administrative expenses - Central and Eastern Europe

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	672.5	363.5	85.0%
Other administrative expenses	479.0	312.2	53.4%
Subtotal	1,151.5	675.7	70.4%
Depreciation and amortisation	179.2	131.2	36.6%
Total	**1,330.7**	**806.9**	**64.9%**

Other administrative expenses rose by 33.5% from EUR 624.4 million to EUR 833.8 million (excluding BCR +19.4% to EUR 745.8 million). The increase in Central and Eastern Europe of 53.4% to EUR 479.0 million (excluding BCR 25.3% to EUR 391.1 million) was significantly higher than in the rest of the group (+13.6% to EUR 354.8 million). Investments related to the adoption of a new core banking system and the euro changeover in Slovakia as well as to the "First Choice Bank"-programme in the Czech Republic led to this rise.

Depreciation of fixed assets climbed by 16.1% from EUR 248.2 million to EUR 288.1 million. Excluding BCR however, a slight (0.5%) fall to EUR 246.9 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 6.9% decline.

For the full year of 2007, Erste Bank expects an increase in general administrative expenses of around 25%.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) increased 28.8% from EUR 3,511.1 million to EUR 4,522.6 million (excluding BCR +9.5% to EUR 3,844.2 million).

General administrative expenses also rose 28.8% from EUR 2,104.3 million to EUR 2,709.9 million (excluding BCR +10.9% to EUR 2,334.2 million). This translates into a stable **cost/income ratio** of 59.9% compared to the first three quarters of 2006 (also 59.9%) or a slight increase compared to the full year of 2006 (59.5%).

Accordingly, the operating result improved by 28.9% to EUR 1,812.7 million despite restructuring and transformation costs at BCR.

Risk provisions for loans and advances

Risk provisions for loans and advances rose only slightly (1.4%) from EUR 331.2 million in the previous year to EUR 335.9 million. This was mainly due to extraordinary income from revaluations and disposals of previously written-off loans of about EUR 24 million in BCR and positive effects of EUR 45.2 million from releases of risk provisions created for BCR at first-time consolidation. Excluding BCR, this item would have risen by 5.9% to EUR 350.6 million. Increases in Central and Eastern Europe were mainly a result of strong credit growth in the last few years. The International Business segment continued to be characterised by a benign risk development.

ERSTE BANK

Other operating result

The deterioration in this item from EUR -86.3 million in the same period of the previous year to EUR -133.3 million this year is exclusively due to the pro rata amortisation for intangible value of customer stock (EUR 60.7 million) contained in the first three quarters of 2007, which was activated in the balance sheet in the course of the acquisitions of BCR and Diners Club Adriatic. By far the largest part (EUR 57.7 million) was attributable to BCR.

Results from financial assets

The total balance from all categories of financial assets decreased significantly from EUR +56.9 million in the previous year to EUR +7.2 million.

In addition to achieving lower income from available for sale securities, this reduction was predominantly due to additional write-downs in securities of the fair value portfolio, above all in structured products and shares. These are closely connected to difficult market conditions, particularly in the third quarter of 2007.

Pre-tax profit for the period reached EUR 1,350.7 million compared to EUR 1,046.2 million in the same period last year. This corresponds to an increase of 29.1% (excluding BCR +5.0%).

Net profit after minority interests rose 27.9% from EUR 655.3 million to EUR 837.9 million (excluding BCR +5.8%).

II. QUARTERLY RESULTS OVERVIEW[3]

In EUR million	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q3 07 excl. BCR
Net interest income	779.7	927.8	903.7	953.8	986.6	838.6
Risk provisions for loans and advances	-112.9	-107.9	-128.4	-110.9	-96.6	-119.6
Net fee and commission income	338.8	409.4	438.9	446.0	469.3	394.9
Net trading result	51.6	90.1	124.8	94.8	72.4	47.7
General administrative expenses	-704.7	-841.0	-870.6	-921.2	-918.1	-777.9
Income from insurance business	10.3	10.5	15.6	13.9	2.8	7.5
Other operating result	-35.2	-57.7	-33.3	-56.1	-43.9	-22.7
Result from financial assets - FV	-1.0	-5.0	11.1	-7.1	-42.3	-40.6
Result from financial assets - AfS	7.3	48.9	14.3	13.1	17.5	17.3
Result from financial assets - HtM	0.4	0.9	0.5	0.0	0.1	0.1
Pre-tax profit	**334.3**	**476.0**	**476.6**	**426.3**	**447.8**	**345.3**
Net profit after minorities	**202.7**	**276.9**	**302.1**	**263.9**	**271.9**	**214.0**

[3] The first three quarters of 2006 have been adjusted in accordance with the previously-mentioned restatement pursuant to the changed IFRS regulations. Details can be found on Erste Bank's homepage (www.erstebank.com/investorrelations)

Net interest income in the third quarter rose significantly by 3.4% from EUR 953.8 million in the previous quarter to EUR 986.6 million. This resulted mainly from the rising interest rate trend and strong loan demand in the central and east European growth markets. Ceska sporitelna, in particular, posted above-average growth.

Net fee and commission income increased by 5.2% from EUR 446.0 million to EUR 469.3 million, the large majority of which resulted from positive developments in BCR.

Due to the particularly difficult market situation, the **net trading result** of EUR 72.4 million was, as expected, below the result achieved in the previous quarter (EUR 94.8 million).

The rising interest rate trend had negative effects on securities revaluations in the insurance business, so that **income from insurance business** of EUR 2.8 million in the third quarter was significantly lower than the level achieved in the second quarter (EUR 13.9 million). Negative developments in the BCR Group's non-life insurance business also made a significant contribution to this development.

General administrative expenses decreased slightly (0.3% from EUR 921.2 million to EUR 918.1 million) in spite of the inclusion of restructuring and transformation expenditures of EUR 25 million at BCR. However, personnel expenses – primarily due to severance payments at BCR relating to the headcount reduction programme – rose by 2.8% from EUR 533.1 million to EUR 548.2 million. In contrast, other administrative expenses were reduced by 4.6% from EUR 289.4 million to EUR 276.0 million and depreciation of fixed assets fell by 4.9% from EUR 98.7 million to 93.9 million.

The **operating result** achieved in the third quarter of 2007 (EUR 613.0 million) was the highest achieved in any quarter to date (previous quarter EUR 587.3 million). There was also a structural improvement, as the increase resulted in particular from above-average rises in net interest and commission income.

The **cost/income ratio** of 60.0% in the third quarter of 2007 was somewhat better than in the previous quarter (61.1%).

Risk provisions for loans and advances decreased by 12.9% from EUR 110.9 million in the second quarter to EUR 96.6 million in the reporting quarter. In addition to lower requirments in the International Business segment, this decrease resulted primarily from extraordinary income related to previously written-off loans at BCR.

There was a tangible deterioration in the **result from financial assets - at fair value through profit or loss** from EUR -7.1 million to EUR -42.3 million. Even though Erste Bank was not and is not invested into securities that are exposed to the US subprime market, negative market sentiment led to revaluation requirements of about EUR 20 million in the bank's ABS and CDO portfolios in the third quarter. The vast majority of these instruments is rated 'A' or better. Barring any material adverse change in market conditions, Erste Bank does not expect any further write-downs.

Pre-tax profit in the third quarter was EUR 447.8 million, 5.0% more than in the previous quarter (EUR 426.3 million).

Net profit after minority interests rose 3.0% from EUR 263.9 million in the second quarter to EUR 271.9 million in the third quarter.

III. BALANCE SHEET DEVELOPMENTS

in EUR million	Sep 07	Dec 06	Change
Loans and advances to credit institutions	21,261	16,616	28.0%
Loans and advances to customers	107,218	97,107	10.4%
Risk provisions for loans and advances	-3,314	-3,133	5.8%
Trading and other financial assets	45,292	42,497	6.6%
Other assets	30,115	28,616	5.2%
Total assets	200,572	**181,703**	**10.4%**

In the first three quarters of 2007, the **total assets** of the Erste Bank Group climbed 10.4% from EUR 181.7 billion at the end of 2006 to EUR 200.6 billion.

On the asset side, **loans and advances to customers** also grew by 10.4% from EUR 97.1 billion to EUR 107.2 billion at the end of the third quarter.

In Austria, loans and advances to customers rose by 4.8%. The increase in loans and advances to customers in Central and Eastern Europe continued to be above average at 22.3%. Above all, retail business developed very positively; loan volumes in this segment increased by 27.6%.

Risk provisions increased 5.8% from EUR 3.1 billion at the end of 2006 to EUR 3.3 billion in the first three quarters of 2007 as a result of new allocations, releases and the use of provisions.

Investments in **financial assets** in the various categories increased - not least due to the market situation in the last few months – overall by a below-average 7.2% from EUR 36.3 billion to EUR 38.9 billion, with growth in fixed-income securities and decreases in other securities.

Investments of insurance companies increased similarly by 7.5% to EUR 7.9 billion.

On the asset side, the strongest growth was recorded **in loans and advances to credit institutions** (+28.0% from EUR 16.6 billion to EUR 21.3 billion). Here, short-term inter-bank business was the major growth driver.

In EUR million	Sep 07	Dec 06	Change
Amounts owed to credit institutions	40,400	37,688	7.2%
Amounts owed to customers	98,184	90,849	8.1%
Debt securities in issue	27,834	21,814	27.6%
Other liabilities	17,424	15,238	14.3%
Subordinated capital	5,423	5,210	4.1%
Total equity	11,307	10,904	3.7%
Shareholder's equity	8,438	7,979	5.8%
Minority interests	2,869	2,925	-1.9%
Total liabilities and equity	200,572	**181,703**	**10.4%**

On the liability side, **amounts owed to credit institutions** increased by 7.2% from EUR 37.7 billion to EUR 40.4 billion.

Debt securities in issue rose by 27.6% (from EUR 21.8 billion to EUR 27.8 billion), whereby there was a regrouping of investment products towards securitised products by some institutional customers.

Amounts owed to customers increased by 8.1% from EUR 90.8 billion to EUR 98.2 billion. In Central and Eastern Europe there was above-average growth of 15.1%.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II**. Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell from EUR 94.1 billion at the end of 2006 (calculated according to Basel I regulations) to EUR 93.8 billion as of 30 September 2007. This is primarily due to Basel II's more favourable risk-weighting of retail lending (e.g. mortgage business).

Total own funds of the Erste Bank Group in accordance with the Austrian Banking Act amounted to EUR 10.0 billion as at 30 September 2007. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 8.7 billion) was 115.5% (year-end 2006: 127.1%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 5.8 billion.

The **tier 1 ratio** (core capital after deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act) stood at 6.2%. The decline compared with the year-end 2006 figures (6.6%) resulted primarily from the group's acquisitions during the first half of 2007 (Erste Bank Ukraine and Diners Club Adriatic, Croatia by Erste Bank and ABS Banka, Bosnia by Steiermärkische Sparkasse).

The **solvency ratio**, based on the credit risk (total eligible qualifying capital less requirements for the trading book, commodity and foreign exchange risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 9.4 % on 30 September 2007 (compared with 10.3% at the end of 2006), thereby comfortably exceeding the statutory minimum requirement of 8%.

IV. SEGMENT REPORTING [4]

Austria

The Austria segment continued to develop successfully. Net profit after minority interests increased by EUR 17.7 million (+7.1%) compared to the first nine months of 2006, from EUR 250.5 million to EUR 268.2 million. Main contributors were an improvement in net interest income (EUR +42.1 million or +3.6%), a very pleasing increase in net commission income (EUR +36.5 million or +5.5%) and significantly lower risk provisions (EUR 218.2 million after EUR 252.1 million in 2006). Operating income increased by 3.9% compared to the previous year, despite the net trading result in the third quarter of 2007 being significantly below figures from the previous quarters of the current year due to market turbulence. However, the increase in general administrative expenses remained – as in previous years – exceptionally moderate at 2.6% (EUR +32.5 million).

As a result, the operating result rose by EUR 43.5 million or 6.1% to EUR 754.5 million. Consequently, the cost/income ratio improved from 63.6% to 62.8%. The decline in other result was mainly due to the negative valuation income from securities outside the trading portfolio, in particular in the third quarter of 2007, as well as income from the disposal of investments in the third quarter of 2006. In addition to the improvement in profit, the development of the return on equity (based on the new allocation of equity) was substantially helped by lower equity requirements as a result of the application of Basel II – particularly in the Retail & Mortgage and in the Savings Bank segments – improving from 17.7% in the previous year to its current level of 18.2%.

Savings Banks

Net profit after minority interests of EUR 12.5 million in the first three quarters of 2007 roughly equalled last year's performance. Net interest income rose due to a significant increase in customer business from EUR 622.1 million to EUR 641.5 million (+3.1%). The operating result improved due to continued favourable cost developments (EUR -12.4 million or -2.0%) from EUR 292.1 million to EUR 305.1 million (+4.4%). The cost/income ratio improved from 68.1% to 67.5%. The decline in other result was marked by the valuation income from securities outside the trading portfolio and investments in the current year. The development of risk provisions for loans and advances improved from EUR 133.3 million to EUR 125.5 million (-5.9%) compared to the same period in the previous year. Return on equity increased to 7.3%, supported by proportionally lower equity requirements following the introduction of Basel II at the start of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests again advanced significantly by EUR 18.7 million (+22.5%) from EUR 83.2 million to EUR 101.9 million. Thanks to the expansion of lending activity (in particular in the mortgage area) and despite continued strong competitive pressure on margins on the deposit side, net interest income rose in the first three quarters by 2.2% to EUR 408.3 million compared to the first nine months of 2006. Net commission income once again increased significantly compared to the previous year, driven in particular by the securities business, which continues to perform very well. As a result, net commission income improved by EUR 18.8 million (+7.6%), from EUR 248.9 million to EUR 267.7 million.

[4] The published results of the individual group members cannot be compared on a one-to-one basis with the segmental results. In segmental reporting, for example, interest income from local equity is eliminated and the associated income from the allocated group equity is added to NII. Furthermore, from the fourth quarter of 2006 onwards a new equity allocation method has been applied. The comparative values of the previous quarters have been adjusted accordingly.

General administrative expenses – particularly pleasingly – only rose marginally in comparison with the level for the corresponding period in 2006, by +0.6% (EUR 475.3 million compared with EUR 472.7 million). This was despite the business expansion of subsidiaries (e.g. in asset management) in Erste Bank Group's extended home market. The operating result in this sub-segment increased from EUR 199.2 million to EUR 221.2 million (+11.1%). The cost/income ratio improved in relation to the first nine months of 2006, from 70.4% to 68.2%. Return on equity was 17.9% (after 12.6% in the same period of the previous year).

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a 24.0% increase from EUR 61.6 million to EUR 76.4 million compared to the corresponding period of the previous year. Net interest income showed an above-average increase compared to the first nine months of 2006 from EUR 109.2 million to EUR 128.7 million (+17.8%), mainly due to business expansion of the real estate leasing subsidiary, Immorent, both in Austria and in Erste Bank Group's extended home market. Risk provisions for loans and advances decreased, on the one hand due to the positive developments in the risk structure and, on the other hand, as a result of a one-off effect from credit financing linked to a securities settlement case in the third quarter of 2006. The decrease in other result was based on valuation gains from securitised financing operations and one-off proceeds from the sale of a private equity investment allocated to this segment during the previous year.

General administrative expenses rose by 12.2% from EUR 71.6 million to EUR 80.3 million. This was caused partly by higher expenditures in conjunction with the expansion of the real estate leasing business in Central and Eastern Europe. The cost/income ratio was at 40.7%. Return on equity declined from 16.4% to 14.4%, exclusively as a result of the expected high equity requirement pursuant to Basel II. In addition to business volume expansion the modified regulation for determining the equity requirement for credit risk (in particular in the customer rating areas and the higher weighting of unused credit lines) also led to considerable growth in risk-weighted assets and the resulting higher allocation of equity.

Treasury and Investment Banking

Compared to the first nine months of 2006, net profit after minority interests decreased by -16.8% or EUR 15.7 million from EUR 93.0 million to EUR 77.4 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was only partially compensated for by the unusually good result in money market operations. Net commission income increased by EUR 12.7 million or 18.6%, from EUR 68.1 million to EUR 80.8 million, attributable primarily to securities business, in particular in structured products and income from capital market transactions.

Primarily due to the excellent first quarter 2007, the net trading result rose from EUR 71.7 million to EUR 74.0 million (+3.2%). The decrease in other result (EUR -11.8 million from EUR +8.4 million in the same period of the previous year) is due, in particular, to the mark-to-market valuation of the fair value portfolio in the third quarter of 2007. General administrative expenses increased – primarily in conjunction with business expansion – by 11.5% from EUR 76.1 million in the first three quarters of 2006 to EUR 84.8 million in the current year. The cost/income ratio stood at 43.3%, whilst return on equity dropped from 50.3% to 38.5%.

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after minorities rose by EUR 28.6 million or 12.4% compared to the first nine months of 2006, from EUR 231.4 million to EUR 260.0 million; the operating result increased by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR rate: +1.4%). This development was mainly due to strong growth in net interest income, up 16.6% or EUR 85.8 million from EUR 515.7 million to EUR 601.5 million. Net commission income rose by 7.3% from EUR 237.0 million to EUR 254.4 million, based on the pleasing development in payment transfers and securities business.

The increase in general administrative expenses from EUR 443.8 million to EUR 485.0 million (+9.3% or +7.7% on a currency-adjusted basis), was due to higher personnel expenses (partly because of an increase in the headcount) and expenses relating to the significant expansion in retail business. Driven by an excellent showing on the income side, the operating result improved by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR exchange rate +1.4%). The cost/income ratio was 53.3% (compared to 55.4% in the same period of the previous year). Return on equity stood at 42.6% after 39.9% in the prior-year period.

Romania

As BCR was included for the first time on 12 October 2006 there are no prior year comparative segment report figures. In the first three quarters of 2007, net profit after minorities, which was substantially impacted by transformation costs, reached EUR 166.4 million, while operating result came in at EUR 289.0 million. This translated into a cost/income ratio of 56.5% and a return on equity of 47.1%. The loan portfolio rose by 31.4% since the beginning of the year to EUR 10.3 billion, which was comfortably in line with expectations. Risk provisions improved significantly both as result of the sale of written-off loans and extraordinary income from previously written-off loans. In addition releases of risk provisions, amounting to EUR 45.2 million, created for BCR at first-time consolidation on group-level had also a positive impact.

Restructuring and transformation costs of EUR 36.4 million included in this result (in particular for severance payments, marketing, consulting and training) have distorted the result accordingly. All these measures will make an important contribution to achieving our profit targets (40% growth in local net profit on a EUR-basis and before restructuring costs). Romanian GDP growth that continued to be significantly higher than expected was also a pleasing development.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 57.7 million (disclosed under the item other result) are allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia

Net profit after minority interests at Slovenská sporiteľňa rose compared to the first nine months of 2006 by 22.1% from EUR 74.2 million to the current EUR 90.6 million. Net interest income increased considerably by 32.1% or EUR 53.4 million from EUR 166.4 million in the same period in the previous year to its current level of EUR 219.8 million. This was due largely to the massive expansion in customer lending, which grew by 30.9%. Net commission income (EUR 69.8 million compared to EUR 61.1 million in the third quarter of 2006) rose due to the growth in both customer lending and payment transfers.

General administrative expenses rose by EUR 32.4 million or 23.6%, from EUR 137.5 million to a total of EUR 169.9 million. This can be attributed to higher costs in connection with IT projects (core banking system, euro changeover), as well as the trend in currency exchange rates (up +9.8%). The fall in the tax rate resulted from the reversal of a provision made in 2006 which, following a change in legal requirements, was no longer necessary. There was a pronounced increase in the operating result (up +28.8%) and in net profit after minority interests (+22.1%). Significant growth in risk provisions for loans

and advances from EUR 9.6 million in 2006 to EUR 25.2 million was due to strong loan growth in the last quarters and the release of risk provisions for loans and advances in the previous year (EUR 8.5 million). Return on equity was 39.6%; the cost/income ratio improved from 56.6% to 55.6%.

Hungary
Erste Bank Hungary's operating result rose by 10.7% or EUR 12.7 million from EUR 118.4 million to EUR 131.1 million. Net interest income increased slightly by EUR 4.3 million or +2.4% from EUR 179.6 million to EUR 183.9 million. However, net interest income was negatively affected by an interest expense accrual from the previous year (approximately EUR 8 million in the first quarter of 2007) and the reallocation of one-off commission expenses in the leasing business from the commission result led to a decline in this item. The increase in risk provisions from EUR 25.2 million to EUR 36.3 million was a result of the expansion in lending and general economic developments but was in line with expectations for the whole year. Net commission income showed a significant increase in the first nine months of 2007 compared to the same period in the previous year (from EUR 58.1 million to EUR 94.4 million), which was attributable in part to the allocation changes referred to above and also to a significant increase in payment transfers and the securities business.

The significant increase in general administrative expenses (+24.5% from EUR 141.3 million to EUR 175.9 million) is based on higher personnel and other administrative expenses due to the expansion of the branch network and – compared to the same period in the previous year – additional accruals and the first-time consolidation of the real estate subsidiary. Net profit after minority interests rose by 3.3% from EUR 60.9 million to EUR 62.9 million. The cost/income ratio was 57.3% and return on equity fell from 30.9% to 27.4%.

Croatia
From 2007 Erste Bank Croatia has been consolidated as a partial group, which impacted the net commission income and general administrative expense line items in particular. The bottom line impact is negligible. As of the second quarter the results of Diners Club Adriatic d.d. (DCA) are also included in the Croatia sub-segment.

Erste Bank Croatia improved its operating result significantly compared to the first three quarters of 2006 by 68.9% or EUR 37.1 million, from EUR 53.8 million to EUR 90.9 million. Net interest income improved significantly despite restrictive legislation on foreign currency financing and the general limitations on loan growth, whereby in addition to increased growth rates in the lending business the margins increased due to the shift to higher interest products in the retail sector. As a result, net interest income rose by EUR 34.9 million from EUR 80.4 million to EUR 115.3 million (of which DCA contributed EUR +8.6 million). Net commission income more than doubled from EUR 20.9 million to EUR 47.8 million – above all due to payment transfers and securities transactions, but also through income from the credit card subsidiary DCA (EUR +11.8 million). General administrative expenses increased by EUR 24.9 million or 40.8% from EUR 61.1 million to their current EUR 86.0 million, mainly due to the additional inclusion of subsidiaries in the consolidated financial accounts mentioned above. Return on equity increased significantly from 21.9% to 41.3%; the cost/income ratio improved from 53.2% to 48.6%.

Serbia
Net profit after minority interests in Serbia improved by EUR 12.3 million or 84.7% from EUR -14.6 million in 2006, which was characterised by a series of restructuring measures, to EUR -2.2 million. Along with a considerable increase in net interest income (EUR 11.5 million compared with EUR 5.5 million in the first three quarters of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. In addition to an improvement in both the commission and trading results, general administrative expenses decreased slightly compared with the same period in the previous year

(from EUR 20.5 million to EUR 20.3 million). The EUR 1.4 million increase in other result from a deficit of EUR 0.1 million to EUR 1.2 million is attributed to a one-off income from a disposal of collateral. For 2007 a breakeven net profit after minority interests is expected.

Ukraine

Following the 100% acquisition of Bank Prestige by the Erste Bank Group in January of 2007, the focus of all efforts has been on the expansion of the bank's market position. In the meantime the bank has been renamed to Erste Bank Ukraine. The goal is to increase market share to 4% and expand the branch network to approximately 400 bank branches throughout the country by the year 2010. The bank currently employs a staff of 855 and operates 44 branches; an additional 115 branches are already being prepared to take up business activities.

Compared to the second quarter of 2007, the third quarter showed a continued increase in net interest income due to the 35% rise in customer loans. General administrative expenses rose noticeably, as expected, because of the rapid expansion of business compared to the previous quarter. The cumulative net loss after minority interests after nine months was EUR -12.3 million.

International Business

Net profit after minority interests showed a slight drop of EUR -7.8 million or -8.8% from EUR 88.3 million to its current EUR 80.5 million. This was caused primarily by trends in other result which in the first nine months of 2006 contained positive one-off effects totalling EUR 5.7 million from valuation gains on financial assets and proceeds from previously written-off loans. In addition, risk provisions were released during the comparative period of the previous year that were no longer needed because of the improvement in the risk situation in the loan portfolio. The operating result remained at the same level as in the previous year; the cost/income ratio remained unchanged at a remarkable 18.7%. Return on equity rose from 23.5% to 24.4%, strongly supported by the lower equity requirements under Basel II.

Corporate Center

The Corporate Center segment includes results from those companies that cannot be assigned to a specific business segment, profit consolidation between the segments, amortisation of customer relationships related to BCR and DCA as well as one-off effects that were not assigned to a specific business segment so as to ensure comparability.

The change in net commission income and general administrative expenses was largely due to profit consolidation of banking support operations. General administrative expenses rose in particular due to group projects and the effects of accruals which are expected to be reversed over the course of the year. The deterioration of the net interest income is largely due to the absence of the positive effects of the capital increase proceeds from 2006. The net trading result rose due to positive valuation income from strategic investments in the first half of 2007. The other result contains the statutory linear amortisation of BCR's customer base as well as that of Diners Club Adriatic c.c. amounting to a total of EUR 60.7 million.

ERSTE BANK

V. Exchange rate development

Euro FX rates	End of period rates			Average rates		
	Sep 07	Dec 06	Change	1-9 07	1-9 06	Change
CZK/EUR	27.53	27.49	-0.2%	28.04	28.45	1.4%
RON/EUR	3.34	3.38	1.2%	3.30	3.55	6.9%
SKK/EUR	33.88	34.44	1.6%	33.96	37.66	9.8%
HUF/EUR	250.69	251.77	0.4%	251.01	265.40	5.4%
HRK/EUR	7.28	7.35	1.0%	7.34	7.32	-0.3%
RSD/EUR	79.02	79.05	0.0%	79.75	85.79	7.0%
UAH/EUR	7.12	6.65	-7.1%	6.77	6.25	-8.3%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

in EUR million	1-9 07	1-9 06	Change
Net interest income	2,844.1	2,261.5	25.8%
Risk provisions for loans and advances	-335.9	-331.2	1.4%
Net fee and commission income	1,354.2	1,036.5	30.7%
Net trading result	292.0	187.8	55.5%
General administrative expenses	-2,709.9	-2,104.3	28.8%
Income from insurance business	32.3	25.3	27.7%
Other operating result	-39.3	-86.3	-54.5%
Result from financial assets - FV	38.3	0.5	na
Result from financial assets - AfS	44.9	51.1	-12.1%
Result from financial assets - HtM	0.6	5.3	-88.7%
Pre-tax profit	1,350.7	1,046.2	29.1%
Taxes on income	-290.4	-235.6	23.3%
Net profit before minority interests	1,060.3	810.6	30.8%
Minority interests	-222.4	-155.3	43.2%
Net profit after minorities	**837.9**	**655.3**	**27.9%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

in EUR million	Sep 07	Dec 06	Change
ASSETS			
Cash and balances with central banks	7,311	7,378	-0.9%
Loans and advances to credit institutions	21,261	16,616	28.0%
Loans and advances to customers	107,218	97,107	10.4%
Risk provisions for loans and advances	-3,314	-3,133	5.8%
Trading assets	6,358	6,188	2.7%
Financial assets - at fair value through profit or loss	4,754	4,682	1.5%
Financial assets - available for sale	15,784	14,927	5.7%
Financial assets - held to maturity	18,396	16,700	10.2%
Investments of insurance companies	7,878	7,329	7.5%
Equity holdings in associates accounted for at equity	384	383	0.3%
Intangible assets	6,246	6,092	2.5%
Tangible assets	2,273	2,165	5.0%
Tax assets	364	317	14.8%
Other assets	5,659	4,952	14.3%
Total assets	**200,572**	**181,703**	**10.4%**
LIABILITIES AND EQUITY			
Amounts owed to credit institutions	40,400	37,688	7.2%
Amounts owed to customers	98,184	90,849	8.1%
Debt securities in issue	27,834	21,814	27.6%
Trading liabilities	1,942	1,200	61.8%
Underwriting provisions	8,396	7,920	6.0%
Other provisions	1,737	1,780	-2.4%
Tax liabilities	320	291	10.0%
Other liabilities	5,029	4,047	24.3%
Subordinated capital	5,423	5,210	4.1%
Total equity	11,307	10,904	3.7%
Shareholder's equity	8,438	7,979	5.8%
Minority interests	2,869	2,925	-1.9%
Total liabilities and equity	**200,572**	**181,703**	**10.4%**

III. SEGMENT REPORTING - ERSTE BANK GROUP

Overview*

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06
Net interest income	1,249.8	1,177.7	1,538.2	947.5	112.0	109.6	25.9	26.7	2,844.1	2,261.5
Risk provisions	-218.2	-252.1	-114.3	-79.2	-3.5	0.2	0.1	0.0	-335.9	-331.2
Net fee and commission income	698.0	661.5	650.2	379.8	23.6	25.1	-17.7	-30.0	1,354.2	1,036.5
Net trading result	100.4	98.8	178.8	88.9	0.1	0.0	12.9	0.1	292.0	187.8
General administrative expenses	-1,275.3	-1,242.7	-1,328.2	-804.3	-25.3	-25.2	-81.1	-32.1	-2,709.9	-2,104.3
Income - insurance business	11.5	15.7	20.6	9.6	0.0	0.0	0.0	0.0	32.9	25.3
Other result	15.0	34.4	-54.5	-23.7	3.6	9.9	-60.1	-49.9	-126.1	-29.4
Pre-tax profit	521.2	493.2	891.5	518.6	110.3	119.7	-74.9	-85.3	1,350.7	1,046.3
Taxes on income	-118.8	-106.9	-175.5	-123.4	-29.8	-31.4	33.7	26.0	-290.4	-235.6
Minority interests	-134.2	-135.9	-107.5	-21.6	0.0	0.0	19.3	2.1	-222.4	-155.3
Net profit after minorities	268.2	250.5	608.1	373.6	80.5	88.3	-118.8	-57.1	837.9	655.3
Average risk-weighted assets	48,848.3	49,524.4	34,155.4	21,394.8	6,775.4	7,704.8	1,204.4	347.8	90,983.5	78,971.8
Average attributed equity	1,965.3	1,888.5	2,071.5	1,416.3	440.7	501.0	3,802.7	2,778.1	8,280.3	6,584.0
Cost/income ratio	62.8%	63.6%	55.6%	56.4%	18.7%	18.7%	na	na	59.9%	59.9%
ROE based on net profit	18.2%	17.7%	39.1%	35.2%	24.4%	23.5%	na	na	13.5%	13.3%

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

EUR 60.7m linear customer stock amortisation included in Other result of Corporate Center. The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Austria*

in EUR million	Savings Banks 1-9 07	Savings Banks 1-9 06	Retail & Mortgage 1-9 07	Retail & Mortgage 1-9 06	Large Corporates 1-9 07	Large Corporates 1-9 06	Treasury & IB 1-9 07	Treasury & IB 1-9 06
Net interest income	641.5	622.1	408.3	399.4	128.7	109.2	41.3	46.9
Risk provisions	125.5	-133.3	74.1	-73.6	21.6	-45.2	0.0	0.0
Net fee and commission income	282.8	275.8	267.7	248.9	66.7	68.7	80.8	68.1
Net trading result	17.5	16.7	9.0	7.8	1.8	2.6	74.0	71.7
General administrative expenses	638.8	-622.4	475.3	-472.7	80.3	-71.6	84.8	-76.1
Income - insurance business	0.0	0.0	11.5	15.7	0.0	0.0	0.0	0.0
Other result	4.9	6.7	5.9	-2.8	28.6	22.1	11.8	8.4
Pre-tax profit	174.6	165.5	143.2	122.7	103.8	85.8	99.5	119.2
Taxes on income	42.5	-35.5	34.2	-26.5	23.2	-18.7	22.1	-26.1
Minority interests	119.8	-117.3	10.2	-13.0	2.2	-5.5	0.0	0.0
Net profit after minorities	12.5	12.7	101.9	83.2	76.4	61.6	77.4	93.0
Average risk-weighted assets	22,958.3	25,525.5	11,544.6	13,135.4	10,879.9	7,684.2	3,476.6	3,179.3
Average attributed equity	228.5	263.6	760.1	876.7	708.8	501.6	268.0	246.6
Cost/income ratio	67.5%	68.1%	68.2%	70.4%	40.7%	39.7%	43.3%	40.7%
ROE based on net profit	7.3%	6.4%	17.9%	12.6%	14.4%	16.4%	38.5%	50.3%

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Central and Eastern Europe (CEE)*

(2006 figures restated)

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
in EUR million	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06
Net interest income	601.5	515.7	399.7	0.0	219.8	166.4	183.9	179.6	125.3	80.4	41.5	5.5	6.5	0.0
Risk provisions	-49.3	-32.5	-14.7	0.0	-25.2	-9.6	-36.9	-25.2	-11.7	-10.3	-0.5	-1.6	-7.1	0.0
Net fee and commission income	254.4	237.0	179.7	0.0	69.8	61.1	79.4	58.1	47.8	20.9	[illegible]	2.7	10.6	0.0
Net trading result	41.9	38.6	77.4	0.0	15.8	15.2	26.7	22.1	13.8	13.6	0.9	-1	20.2	0
General administrative expenses	-485.0	-443.8	-375.7	0.0	-169.9	-137.5	-175.9	-141.3	-86.0	-61.1	-20.3	-20.5	-15.4	0.0
Income - insurance business	12.9	9.6	27.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other result	-20.5	-5.4	-7.6	0.0	-11.5	-3.2	-16.7	-14.5	-0.3	-0.6	-4.2	-0.1	0.0	0.0
Pre-tax profit	356.0	319.2	296.1	0.0	98.8	92.5	78.1	78.7	79.5	42.9	-2.5	-14.7	-15.0	0.0
Taxes on income	-88.1	-79.0	-51.0	0.0	-18.3	-18.2	-15.0	-17.6	-16.1	-8.6	-0.2	0.0	2.7	0.0
Minority interests	-8.1	-8.9	-78.7	0.0	0.0	-0.1	-0.2	-0.2	-20.7	-12.5	0.2	0.1	0.0	0.0
Net profit after minorities	260.0	231.4	166.4	0.0	80.6	74.2	62.9	60.9	42.7	21.8	-2.2	-14.6	-12.3	0.0
Average risk-weighted assets	17,819.6	11,245.8	9,886.3	0.0	4,350.2	3,244.2	4,374.3	3,794.4	3,141.0	2,955.4	423.8	154.9	160.2	0.0
Average attributed equity	814.5	773.5	470.9	0.0	305.1	231.7	305.9	262.5	137.9	132.6	24.2	15.9	12.9	0.0
Cost/income ratio	53.3%	55.4%	56.5%	na	55.6%	56.6%	57.3%	54.4%	48.6%	53.2%	126.4%	nm	na	na
ROE based on net profit	42.6%	39.9%	47.1%	na	39.6%	42.7%	27.4%	30.9%	41.3%	21.9%	12.2%	nm	na	na

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

ERSTE BANK
Erste Bank der oesterreichischen Sparkassen AG, A-1010 Wien, Graben 21
Telefon 05 0100 DW (+43 5 0100 DW), Telefax 05 0100-910100 (+43 5 0100-910100)
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Name/name: Jammalova Marketa 0397 EB
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Dear Madam/Sir,

Please find attached today's IR-Release:

If you have any further questions please do not hesitate to contact us.

Best regards,
Investor Relations Team
Erste Bank der oesterreichischen Sparkassen AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 13112
mailto:investor.relations@erstebank.at
http://www.erstebank.com/ir

ERSTE BANK

Vienna, 30 October 2007

INVESTOR INFORMATION

Q3 07 Erste Bank operating result reaches record level despite turbulent market environment

9M 2007 FINANCIAL HIGHLIGHTS[1]:

- Net interest income rose 25.8% from EUR 2,261.5 million to **EUR 2,844.1 million** (excluding BCR +7.5% to EUR 2,430.8 million)
- Net commission income climbed 30.7% from EUR 1,036.5 million to **EUR 1,354.2 million** (excluding BCR +13.3% to EUR 1,174.4 million)
- Operating income increased 28.8% from EUR 3,511.1 million to **EUR 4,522.6 million** (excluding BCR +9.5% to EUR 3,844.2 million)
- General administrative expenses rose 28.8% from EUR 2,104.3 million to **EUR 2,709.9 million** (excluding BCR +10.9% to EUR 2,334.2 million)
- Pre-tax profit rose 29.1% from EUR 1,046.2 million to **EUR 1,350.7 million** (excluding BCR +5.0% to EUR 1,098.7 million)
- Net profit after minorities increased by 27.9% from EUR 655.3 million to **EUR 837.9 million** (excluding BCR +5.8% to EUR 693.3 million)
- Cost/income ratio increased marginally from 59.5% in financial year 2006 to **59.9%**
- Cash return on equity rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to **14.0%** (reported ROE: 13.5%)
- Total assets increased 10.4% from the end of 2006 from EUR 181.7 billion to **EUR 200.6 billion**
- Cash earnings per share rose from EUR 2.20 to **EUR 2.80** (reported earnings per share: EUR 2.69)
- Tier 1 ratio (as of 2007 calculated in accordance with Basel II) decreased from 6.6% at year-end 2006 to 6.2%, solvency ratio down to 9.4% (end of 2006: 10.3%)

Please note: Unless stated otherwise, comparisons are with 1-9 06 (P&L) or year-end 2006 (balance sheet).
The following tables and texts may contain rounding differences.

"The results of the first three quarters of 2007 show that as a group we are doing very well. We are very proud of our operating performance in view of the turbulence in the financial and credit markets. It once again demonstrates the strength of our business model which ensures solid long-term growth and avoids the high-risk securities and derivatives business. We are particularly pleased with the quarterly contributions from Hungary, Croatia and especially the Czech Republic. In addition, the results seen at

[1] When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.
According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating post-employment employee provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

BCR prove that we are on the right track with our integration measures," said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG. "Third quarter operating result, which reached a record EUR 613.0 million, was especially satisfactory, as we again managed to increase the proportion of net interest and commission income within overall operating income", continued Treichl.

Summary

Although the third quarter is traditionally weak it turned out stronger this year: **net profit after minority interests** amounted to EUR 271.9 million, 3.0% higher than in the previous quarter (EUR 263.9 million) despite unfavourable market conditions.

Net profit after minority interests for the first three quarters of 2007 of EUR 837.9 million was up 27.9% compared to the same period in the previous year.

Despite restructuring and transformation costs of EUR 36.4 million at BCR, the **operating result** rose 28.9% to EUR 1,812.7 million. Net interest and commission income were the major contributors highlighting the improved quality of growth.

The **cost/income ratio** for the period from January to September 2007 remained at 59.9%, the same level as in the comparable period of 2006 despite the restructuring and transformation costs mentioned above.

This translated into a **return on equity** (cash) of 14.0% (reported ROE: 13.5%) for the first three quarters of 2007, compared to 13.8% (reported 13.7%) for the full year 2006.

Earnings per share (cash) in the first three quarters of 2007 was at EUR 2.80 (reported: EUR 2.69) compared to EUR 2.20 (cash and reported) in the same period of the previous year.

Outlook

Due to the good operating income situation and despite the challenging international market environment, Erste Bank maintains its target of growing net profit in 2007 by least 25%, as outlined at the Capital Markets Day on 21 September 2007 in Bratislava.

With the presentation of the Q3 07 results Erste Bank also gave further detail on its medium-term guidance to 2009. Based on substantially slowing cost growth net profit is expected to rise by at least 20% in 2008 and by at least 25% in 2009. The **cost/income ratio** should go below 55% by 2009. **Return on equity**, which decreased significantly in the previous year due to the capital increase, should again reach a level of 18% to 20% by 2009.

ERSTE BANK

I. PERFORMANCE IN DETAIL

In EUR million	1-9 07	1-9 06	Change
Net interest income	2,844.1	2,261.5	25.8%
Risk provisions for loans and advances	-335.9	-331.2	1.4%
Net fee and commission income	1,354.2	1,036.5	30.7%
Net trading result	292.0	187.8	55.5%
General administrative expenses	-2,709.9	-2,104.3	28.8%
Income from insurance business	32.3	25.3	27.7%
Other result	-126.1	-29.4	na
Pre-tax profit	**1,350.7**	**1,046.2**	**29.1%**
Net profit after minorities	**837.9**	**655.3**	**27.9%**

Net interest income

Net interest income increased by 25.8% from EUR 2,261.5 million in the previous year to EUR 2,884.1 million, above all due to continued strong credit demand at the Central and Eastern European subsidiaries and supported by the rising interest rate trend. Even without the contribution of BCR, the increase of 7.5% to EUR 2,430.8 million was very satisfactory.

The net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.24% in the first three quarters of 2006 (2006 full year: 2.31%) to 2.42%. This increase resulted largely from the inclusion of BCR. At the same time the average margin in Austria fell slightly to 1.6%, mainly as a result of the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The average net interest margin in CEE countries rose from 3.6% in the same period of the previous year to 4.0% in the first three quarters of 2007.

Net commission income

Overall, **net commission income** climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR by 13.3% to EUR 1,174.4 million).

Very satisfactory growth rates were achieved above all in the lending business (+71.2%, excluding BCR +14.7%) and in payment transfers (+39.2%, excluding BCR +15.7%), whereby in the latter a strong increase was primarily achieved in credit card business (+56.9%, excluding BCR +34.9%).

The subsidiaries in Hungary and Croatia made above-average contributions to the positive development of net commission income. Compared with the third quarter of 2006, Ceska sporitelna also performed well, growing this line item by 13.3% in the third quarter of 2007.

in EUR million	1-9 07	1-9 06	Change
Lending business	250.0	146.0	71.2%
Payment transfers	535.2	384.6	39.2%
Securities transactions	386.2	335.1	15.2%
Investment fund transactions	176.5	159.3	10.8%
Custodial fees	39.8	39.0	2.1%
Brokerage	169.9	136.8	24.2%
Insurance business	48.9	49.7	-1.6%
Building society brokerage	21.6	21.8	-0.9%
Foreign exchange transactions	27.5	28.1	-2.1%
Investment banking business	20.6	16.6	24.1%
Other	64.2	54.6	17.6%
Total	**1,354.2**	**1,036.5**	**30.7%**

Net trading result

As expected, the credit market turbulence led to a decline in net trading result in the third quarter of 2007. However, the result in the first nine months of 2007 increased by 55.5% from EUR 187.8 million to EUR 292.0 million (excluding BCR +14.3% to EUR 214.6 million).

Insurance business

The result from insurance business increased by 27.7% from EUR 25.3 million to EUR 32.3 million. A slight reduction by 3.6% to EUR 24.4 million was recorded excluding BCR, with the decline being mainly due to securities revaluations as a result of rising interest rates.

General administrative expenses

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	1,588.0	1,231.7	28.9%
Other administrative expenses	833.8	624.4	33.5%
Subtotal	2,421.8	1,856.1	30.5%
Depreciation and amortisation	288.1	248.2	16.1%
Total	**2,709.9**	**2,104.3**	**28.8%**

General administrative expenses rose by 28.8% from EUR 2,104.3 million to EUR 2,709.9 million. The above-average increase in other administrative expenses was in part due to additional expenses for group projects as investments were made to support future increases in efficiency. Moreover, the expenses are particularly high due to restructuring and transformation costs in BCR (year-to-date EUR 36.4 million). If one excludes costs for BCR as well as the smaller subsidiaries, Erste Bank Ukraine, Diners Club Adratic and ABS Banka that were added in 2007, the rate of increase is reduced to 9.8% (EUR 2,310.8 million).

ERSTE BANK

Personnel expenses rose 28.9% from EUR 1,231.7 million to EUR 1,588.0 million (excluding BCR +8.9% to EUR 1,341.5 million). In Central and Eastern Europe the wider adoption of variable salary components, redundancy payments at BCR and the branch network expansion in Romania as well as the Ukraine contributed to the rise.

Headcount[2]

	Sep 07	Dec 06	Change
Employed by Erste Bank Group	**52,320**	**50,164**	**4.3%**
Austria incl. Haftungsverbund savings banks	15,274	14,709	3.8%
Erste Bank AG incl. Austrian subsidiaries	8,357	8,004	4.4%
Haftungsverbund savings banks	6,917	6,705	3.2%
Central and Eastern Europe / International	**37,046**	**35,455**	**4.5%**
Česká spořitelna Group	10,820	10,856	-0.3%
Banca Comercială Română Group	12,910	13,492	-4.3%
Slovenská sporiteľňa Group	4,785	4,797	-0.3%
Erste Bank Hungary Group	3,018	2,881	4.8%
Erste Bank Croatia Group	1,843	1,759	4.8%
Erste Bank Serbia	957	871	9.9%
Erste Bank Ukraine	855	0	na
Other subsidiaries and foreign branch offices	1,858	799	>100.0%

Adjusting for the inclusion of the Erste Bank Ukraine as of January 2007, Diners Club Adriatic as of April 2007 and the ABS Banka in the balance sheet of Steiermärkische Sparkasse, group headcount rose slightly in the first three quarters of 2007. As part of the group-wide centralisation of IT activities, 370 employees from CS, SLSP and Erste Bank Croatia were shifted into a group subsidiary.

General administrative expenses – Austria (incl. Corporate Center and international business)

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	915.5	868.2	5.4%
Other administrative expenses	354.8	312.2	13.6%
Subtotal	1,270.3	1,180.4	7.6%
Depreciation and amortisation	108.9	117.0	-6.9%
Total	**1,379.2**	**1,297.4**	**6.3%**

[2] Numbers at reporting date

General administrative expenses - Central and Eastern Europe

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	672.5	363.5	85.0%
Other administrative expenses	479.0	312.2	53.4%
Subtotal	1,151.5	675.7	70.4%
Depreciation and amortisation	179.2	131.2	36.6%
Total	**1,330.7**	**806.9**	**64.9%**

Other administrative expenses rose by 33.5% from EUR 624.4 million to EUR 833.8 million (excluding BCR +19.4% to EUR 745.8 million). The increase in Central and Eastern Europe of 53.4% to EUR 479.0 million (excluding BCR 25.3% to EUR 391.1 million) was significantly higher than in the rest of the group (+13.6% to EUR 354.8 million). Investments related to the adoption of a new core banking system and the euro changeover in Slovakia as well as to the "First Choice Bank"-programme in the Czech Republic led to this rise.

Depreciation of fixed assets climbed by 16.1% from EUR 248.2 million to EUR 288.1 million. Excluding BCR however, a slight (0.5%) fall to EUR 246.9 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 6.9% decline.

For the full year of 2007, Erste Bank expects an increase in general administrative expenses of around 25%.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) increased 28.8% from EUR 3,511.1 million to EUR 4,522.6 million (excluding BCR +9.5% to EUR 3,844.2 million).

General administrative expenses also rose 28.8% from EUR 2,104.3 million to EUR 2,709.9 million (excluding BCR +10.9% to EUR 2,334.2 million). This translates into a stable **cost/income ratio** of 59.9% compared to the first three quarters of 2006 (also 59.9%) or a slight increase compared to the full year of 2006 (59.5%).

Accordingly, the operating result improved by 28.9% to EUR 1,812.7 million despite restructuring and transformation costs at BCR.

Risk provisions for loans and advances

Risk provisions for loans and advances rose only slightly (1.4%) from EUR 331.2 million in the previous year to EUR 335.9 million. This was mainly due to extraordinary income from revaluations and disposals of previously written-off loans of about EUR 24 million in BCR and positive effects of EUR 45.2 million from releases of risk provisions created for BCR at first-time consolidation. Excluding BCR, this item would have risen by 5.9% to EUR 350.6 million. Increases in Central and Eastern Europe were mainly a result of strong credit growth in the last few years. The International Business segment continued to be characterised by a benign risk development.

Other operating result

The deterioration in this item from EUR -86.3 million in the same period of the previous year to EUR -133.3 million this year is exclusively due to the pro rata amortisation for intangible value of customer stock (EUR 60.7 million) contained in the first three quarters of 2007, which was activated in the balance sheet in the course of the acquisitions of BCR and Diners Club Adriatic. By far the largest part (EUR 57.7 million) was attributable to BCR.

Results from financial assets

The total balance from all categories of financial assets decreased significantly from EUR +56.9 million in the previous year to EUR +7.2 million.

In addition to achieving lower income from available for sale securities, this reduction was predominantly due to additional write-downs in securities of the fair value portfolio, above all in structured products and shares. These are closely connected to difficult market conditions, particularly in the third quarter of 2007.

Pre-tax profit for the period reached EUR 1,350.7 million compared to EUR 1,046.2 million in the same period last year. This corresponds to an increase of 29.1% (excluding BCR +5.0%).

Net profit after minority interests rose 27.9% from EUR 655.3 million to EUR 837.9 million (excluding BCR +5.8%).

II. QUARTERLY RESULTS OVERVIEW[3]

in EUR million	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q3 07 excl. BCR
Net interest income	779.7	927.8	903.7	953.8	986.6	838.6
Risk provisions for loans and advances	-112.9	-107.9	-128.4	-110.9	-96.6	-119.6
Net fee and commission income	338.8	409.4	438.9	446.0	469.3	394.9
Net trading result	51.6	90.1	124.8	94.8	72.4	47.7
General administrative expenses	-704.7	-841.0	-870.6	-921.2	-918.1	-777.9
Income from insurance business	10.3	10.5	15.6	13.9	2.8	7.5
Other operating result	-35.2	-57.7	-33.3	-56.1	-43.9	-22.7
Result from financial assets - FV	-1.0	-5.0	11.1	-7.1	-42.3	-40.6
Result from financial assets - AfS	7.3	48.9	14.3	13.1	17.5	17.3
Result from financial assets - HtM	0.4	0.9	0.5	0.0	0.1	0.1
Pre-tax profit	**334.3**	**476.0**	**476.6**	**426.3**	**447.8**	**345.3**
Net profit after minorities	**202.7**	**276.9**	**302.1**	**263.9**	**271.9**	**214.0**

[3] The first three quarters of 2006 have been adjusted in accordance with the previously-mentioned restatement pursuant to the changed IFRS regulations. Details can be found on Erste Bank's homepage (www.erstebank.com/investorrelations)

Net interest income in the third quarter rose significantly by 3.4% from EUR 953.8 million in the previous quarter to EUR 986.6 million. This resulted mainly from the rising interest rate trend and strong loan demand in the central and east European growth markets. Ceska sporitelna, in particular, posted above-average growth.

Net fee and commission income increased by 5.2% from EUR 446.0 million to EUR 469.3 million, the large majority of which resulted from positive developments in BCR.

Due to the particularly difficult market situation, the **net trading result** of EUR 72.4 million was, as expected, below the result achieved in the previous quarter (EUR 94.8 million).

The rising interest rate trend had negative effects on securities revaluations in the insurance business, so that **income from insurance business** of EUR 2.8 million in the third quarter was significantly lower than the level achieved in the second quarter (EUR 13.9 million). Negative developments in the BCR Group's non-life insurance business also made a significant contribution to this development.

General administrative expenses decreased slightly (0.3% from EUR 921.2 million to EUR 918.1 million) in spite of the inclusion of restructuring and transformation expenditures of EUR 25 million at BCR. However, personnel expenses – primarily due to severance payments at BCR relating to the headcount reduction programme – rose by 2.8% from EUR 533.1 million to EUR 548.2 million. In contrast, other administrative expenses were reduced by 4.6% from EUR 289.4 million to EUR 276.0 million and depreciation of fixed assets fell by 4.9% from EUR 98.7 million to 93.9 million.

The **operating result** achieved in the third quarter of 2007 (EUR 613.0 million) was the highest achieved in any quarter to date (previous quarter EUR 587.3 million). There was also a structural improvement, as the increase resulted in particular from above-average rises in net interest and commission income.

The **cost/income ratio** of 60.0% in the third quarter of 2007 was somewhat better than in the previous quarter (61.1%).

Risk provisions for loans and advances decreased by 12.9% from EUR 110.9 million in the second quarter to EUR 96.6 million in the reporting quarter. In addition to lower requirments in the International Business segment, this decrease resulted primarily from extraordinary income related to previously written-off loans at BCR.

There was a tangible deterioration in the **result from financial assets - at fair value through profit or loss** from EUR -7.1 million to EUR -42.3 million. Even though Erste Bank was not and is not invested into securities that are exposed to the US subprime market, negative market sentiment led to revaluation requirements of about EUR 20 million in the bank's ABS and CDO portfolios in the third quarter. The vast majority of these instruments is rated 'A' or better. Barring any material adverse change in market conditions, Erste Bank does not expect any further write-downs.

Pre-tax profit in the third quarter was EUR 447.8 million, 5.0% more than in the previous quarter (EUR 426.3 million).

Net profit after minority interests rose 3.0% from EUR 263.9 million in the second quarter to EUR 271.9 million in the third quarter.

III. BALANCE SHEET DEVELOPMENTS

in EUR million	Sep 07	Dec 06	Change
Loans and advances to credit institutions	21,261	16,616	28.0%
Loans and advances to customers	107,218	97,107	10.4%
Risk provisions for loans and advances	-3,314	-3,133	5.8%
Trading and other financial assets	45,292	42,497	6.6%
Other assets	30,115	28,616	5.2%
Total assets	**200,572**	**181,703**	**10.4%**

In the first three quarters of 2007, the **total assets** of the Erste Bank Group climbed 10.4% from EUR 181.7 billion at the end of 2006 to EUR 200.6 billion.

On the asset side, **loans and advances to customers** also grew by 10.4% from EUR 97.1 billion to EUR 107.2 billion at the end of the third quarter.

In Austria, loans and advances to customers rose by 4.8%. The increase in loans and advances to customers in Central and Eastern Europe continued to be above average at 22.3%. Above all, retail business developed very positively; loan volumes in this segment increased by 27.6%.

Risk provisions increased 5.8% from EUR 3.1 billion at the end of 2006 to EUR 3.3 billion in the first three quarters of 2007 as a result of new allocations, releases and the use of provisions.

Investments in **financial assets** in the various categories increased - not least due to the market situation in the last few months – overall by a below-average 7.2% from EUR 36.3 billion to EUR 38.9 billion, with growth in fixed-income securities and decreases in other securities.

Investments of insurance companies increased similarly by 7.5% to EUR 7.9 billion.

On the asset side, the strongest growth was recorded in **loans and advances to credit institutions** (+28.0% from EUR 16.6 billion to EUR 21.3 billion). Here, short-term inter-bank business was the major growth driver.

in EUR million	Sep 07	Dec 06	Change
Amounts owed to credit institutions	40,400	37,688	7.2%
Amounts owed to customers	98,184	90,849	8.1%
Debt securities in issue	27,834	21,814	27.6%
Other liabilities	17,424	15,238	14.3%
Subordinated capital	5,423	5,210	4.1%
Total equity	11,307	10,904	3.7%
Shareholder's equity	8,438	7,979	5.8%
Minority interests	2,869	2,925	-1.9%
Total liabilities and equity	**200,572**	**181,703**	**10.4%**

On the liability side, **amounts owed to credit institutions** increased by 7.2% from EUR 37.7 billion to EUR 40.4 billion.

Debt securities in issue rose by 27.6% (from EUR 21.8 billion to EUR 27.8 billion), whereby there was a regrouping of investment products towards securitised products by some institutional customers.

Amounts owed to customers increased by 8.1% from EUR 90.8 billion to EUR 98.2 billion. In Central and Eastern Europe there was above-average growth of 15.1%.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II**. Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell from EUR 94.1 billion at the end of 2006 (calculated according to Basel I regulations) to EUR 93.8 billion as of 30 September 2007. This is primarily due to Basel II's more favourable risk-weighting of retail lending (e.g. mortgage business).

Total own funds of the Erste Bank Group in accordance with the Austrian Banking Act amounted to EUR 10.0 billion as at 30 September 2007. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 8.7 billion) was 115.5% (year-end 2006: 127.1%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 5.8 billion.

The **tier 1 ratio** (core capital after deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act) stood at 6.2%. The decline compared with the year-end 2006 figures (6.6%) resulted primarily from the group's acquisitions during the first half of 2007 (Erste Bank Ukraine and Diners Club Adriatic, Croatia by Erste Bank and ABS Banka, Bosnia by Steiermärkische Sparkasse).

The **solvency ratio**, based on the credit risk (total eligible qualifying capital less requirements for the trading book, commodity and foreign exchange risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 9.4 % on 30 September 2007 (compared with 10.3% at the end of 2006), thereby comfortably exceeding the statutory minimum requirement of 8%.

IV. SEGMENT REPORTING [4]

Austria

The Austria segment continued to develop successfully. Net profit after minority interests increased by EUR 17.7 million (+7.1%) compared to the first nine months of 2006, from EUR 250.5 million to EUR 268.2 million. Main contributors were an improvement in net interest income (EUR +42.1 million or +3.6%), a very pleasing increase in net commission income (EUR +36.5 million or +5.5%) and significantly lower risk provisions (EUR 218.2 million after EUR 252.1 million in 2006). Operating income increased by 3.9% compared to the previous year, despite the net trading result in the third quarter of 2007 being significantly below figures from the previous quarters of the current year due to market turbulence. However, the increase in general administrative expenses remained – as in previous years – exceptionally moderate at 2.6% (EUR +32.5 million).

As a result, the operating result rose by EUR 43.5 million or 6.1% to EUR 754.5 million. Consequently, the cost/income ratio improved from 63.6% to 62.8%. The decline in other result was mainly due to the negative valuation income from securities outside the trading portfolio, in particular in the third quarter of 2007, as well as income from the disposal of investments in the third quarter of 2006. In addition to the improvement in profit, the development of the return on equity (based on the new allocation of equity) was substantially helped by lower equity requirements as a result of the application of Basel II – particularly in the Retail & Mortgage and in the Savings Bank segments – improving from 17.7% in the previous year to its current level of 18.2%.

Savings Banks

Net profit after minority interests of EUR 12.5 million in the first three quarters of 2007 roughly equalled last year's performance. Net interest income rose due to a significant increase in customer business from EUR 622.1 million to EUR 641.5 million (+3.1%). The operating result improved due to continued favourable cost developments (EUR -12.4 million or -2.0%) from EUR 292.1 million to EUR 305.1 million (+4.4%). The cost/income ratio improved from 68.1% to 67.5%. The decline in other result was marked by the valuation income from securities outside the trading portfolio and investments in the current year. The development of risk provisions for loans and advances improved from EUR 133.3 million to EUR 125.5 million (-5.9%) compared to the same period in the previous year. Return on equity increased to 7.3%, supported by proportionally lower equity requirements following the introduction of Basel II at the start of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests again advanced significantly by EUR 18.7 million (+22.5%) from EUR 83.2 million to EUR 101.9 million. Thanks to the expansion of lending activity (in particular in the mortgage area) and despite continued strong competitive pressure on margins on the deposit side, net interest income rose in the first three quarters by 2.2% to EUR 408.3 million compared to the first nine months of 2006. Net commission income once again increased significantly compared to the previous year, driven in particular by the securities business, which continues to perform very well. As a result, net commission income improved by EUR 18.8 million (+7.6%), from EUR 248.9 million to EUR 267.7 million.

[4] The published results of the individual group members cannot be compared on a one-to-one basis with the segmental results. In segmental reporting, for example, interest income from local equity is eliminated and the associated income from the allocated group equity is added to NII. Furthermore, from the fourth quarter of 2006 onwards a new equity allocation method has been applied. The comparative values of the previous quarters have been adjusted accordingly.

General administrative expenses – particularly pleasingly – only rose marginally in comparison with the level for the corresponding period in 2006, by +0.6% (EUR 475.3 million compared with EUR 472.7 million). This was despite the business expansion of subsidiaries (e.g. in asset management) in Erste Bank Group's extended home market. The operating result in this sub-segment increased from EUR 199.2 million to EUR 221.2 million (+11.1%). The cost/income ratio improved in relation to the first nine months of 2006, from 70.4% to 68.2%. Return on equity was 17.9% (after 12.6% in the same period of the previous year).

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a 24.0% increase from EUR 61.6 million to EUR 76.4 million compared to the corresponding period of the previous year. Net interest income showed an above-average increase compared to the first nine months of 2006 from EUR 109.2 million to EUR 128.7 million (+17.8%), mainly due to business expansion of the real estate leasing subsidiary, Immorent, both in Austria and in Erste Bank Group's extended home market. Risk provisions for loans and advances decreased, on the one hand due to the positive developments in the risk structure and, on the other hand, as a result of a one-off effect from credit financing linked to a securities settlement case in the third quarter of 2006. The decrease in other result was based on valuation gains from securitised financing operations and one-off proceeds from the sale of a private equity investment allocated to this segment during the previous year.

General administrative expenses rose by 12.2% from EUR 71.6 million to EUR 80.3 million. This was caused partly by higher expenditures in conjunction with the expansion of the real estate leasing business in Central and Eastern Europe. The cost/income ratio was at 40.7%. Return on equity declined from 16.4% to 14.4%, exclusively as a result of the expected high equity requirement pursuant to Basel II. In addition to business volume expansion the modified regulation for determining the equity requirement for credit risk (in particular in the customer rating areas and the higher weighting of unused credit lines) also led to considerable growth in risk-weighted assets and the resulting higher allocation of equity.

Treasury and Investment Banking

Compared to the first nine months of 2006, net profit after minority interests decreased by -16.8% or EUR 15.7 million from EUR 93.0 million to EUR 77.4 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was only partially compensated for by the unusually good result in money market operations. Net commission income increased by EUR 12.7 million or 18.6%, from EUR 68.1 million to EUR 80.8 million, attributable primarily to securities business, in particular in structured products and income from capital market transactions.

Primarily due to the excellent first quarter 2007, the net trading result rose from EUR 71.7 million to EUR 74.0 million (+3.2%). The decrease in other result (EUR -11.8 million from EUR +8.4 million in the same period of the previous year) is due, in particular, to the mark-to-market valuation of the fair value portfolio in the third quarter of 2007. General administrative expenses increased – primarily in conjunction with business expansion – by 11.5% from EUR 76.1 million in the first three quarters of 2006 to EUR 84.8 million in the current year. The cost/income ratio stood at 43.3%, whilst return on equity dropped from 50.3% to 38.5%.

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after minorities rose by EUR 28.6 million or 12.4% compared to the first nine months of 2006, from EUR 231.4 million to EUR 260.0 million; the operating result increased by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR rate: +1.4%). This development was mainly due to strong growth in net interest income, up 16.6% or EUR 85.8 million from EUR 515.7 million to EUR 601.5 million. Net commission income rose by 7.3% from EUR 237.0 million to EUR 254.4 million, based on the pleasing development in payment transfers and securities business.

The increase in general administrative expenses from EUR 443.8 million to EUR 485.0 million (+9.3% or +7.7% on a currency-adjusted basis), was due to higher personnel expenses (partly because of an increase in the headcount) and expenses relating to the significant expansion in retail business. Driven by an excellent showing on the income side, the operating result improved by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR exchange rate +1.4%). The cost/income ratio was 53.3% (compared to 55.4% in the same period of the previous year). Return on equity stood at 42.6% after 39.9% in the prior-year period.

Romania
As BCR was included for the first time on 12 October 2006 there are no prior year comparative segment report figures. In the first three quarters of 2007, net profit after minorities, which was substantially impacted by transformation costs, reached EUR 166.4 million, while operating result came in at EUR 289.0 million. This translated into a cost/income ratio of 56.5% and a return on equity of 47.1%. The loan portfolio rose by 31.4% since the beginning of the year to EUR 10.3 billion, which was comfortably in line with expectations. Risk provisions improved significantly both as result of the sale of written-off loans and extraordinary income from previously written-off loans. In addition releases of risk provisions, amounting to EUR 45.2 million, created for BCR at first-time consolidation on group-level had also a positive impact.

Restructuring and transformation costs of EUR 36.4 million included in this result (in particular for severance payments, marketing, consulting and training) have distorted the result accordingly. All these measures will make an important contribution to achieving our profit targets (40% growth in local net profit on a EUR-basis and before restructuring costs). Romanian GDP growth that continued to be significantly higher than expected was also a pleasing development.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 57.7 million (disclosed under the item other result) are allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia
Net profit after minority interests at Slovenská sporiteľňa rose compared to the first nine months of 2006 by 22.1% from EUR 74.2 million to the current EUR 90.6 million. Net interest income increased considerably by 32.1% or EUR 53.4 million from EUR 166.4 million in the same period in the previous year to its current level of EUR 219.8 million. This was due largely to the massive expansion in customer lending, which grew by 30.9%. Net commission income (EUR 69.8 million compared to EUR 61.1 million in the third quarter of 2006) rose due to the growth in both customer lending and payment transfers.

General administrative expenses rose by EUR 32.4 million or 23.6%, from EUR 137.5 million to a total of EUR 169.9 million. This can be attributed to higher costs in connection with IT projects (core banking system, euro changeover), as well as the trend in currency exchange rates (up +9.8%). The fall in the tax rate resulted from the reversal of a provision made in 2006 which, following a change in legal requirements, was no longer necessary. There was a pronounced increase in the operating result (up +28.8%) and in net profit after minority interests (+22.1%). Significant growth in risk provisions for loans

and advances from EUR 9.6 million in 2006 to EUR 25.2 million was due to strong loan growth in the last quarters and the release of risk provisions for loans and advances in the previous year (EUR 8.5 million). Return on equity was 39.6%; the cost/income ratio improved from 56.6% to 55.6%.

Hungary
Erste Bank Hungary's operating result rose by 10.7% or EUR 12.7 million from EUR 118.4 million to EUR 131.1 million. Net interest income increased slightly by EUR 4.3 million or +2.4% from EUR 179.6 million to EUR 183.9 million. However, net interest income was negatively affected by an interest expense accrual from the previous year (approximately EUR 8 million in the first quarter of 2007) and the reallocation of one-off commission expenses in the leasing business from the commission result led to a decline in this item. The increase in risk provisions from EUR 25.2 million to EUR 36.3 million was a result of the expansion in lending and general economic developments but was in line with expectations for the whole year. Net commission income showed a significant increase in the first nine months of 2007 compared to the same period in the previous year (from EUR 58.1 million to EUR 94.4 million), which was attributable in part to the allocation changes referred to above and also to a significant increase in payment transfers and the securities business.

The significant increase in general administrative expenses (+24.5% from EUR 141.3 million to EUR 175.9 million) is based on higher personnel and other administrative expenses due to the expansion of the branch network and – compared to the same period in the previous year – additional accruals and the first-time consolidation of the real estate subsidiary. Net profit after minority interests rose by 3.3% from EUR 60.9 million to EUR 62.9 million. The cost/income ratio was 57.3% and return on equity fell from 30.9% to 27.4%.

Croatia
From 2007 Erste Bank Croatia has been consolidated as a partial group, which impacted the net commission income and general administrative expense line items in particular. The bottom line impact is negligible. As of the second quarter the results of Diners Club Adriatic d.d. (DCA) are also included in the Croatia sub-segment.

Erste Bank Croatia improved its operating result significantly compared to the first three quarters of 2006 by 68.9% or EUR 37.1 million, from EUR 53.8 million to EUR 90.9 million. Net interest income improved significantly despite restrictive legislation on foreign currency financing and the general limitations on loan growth, whereby in addition to increased growth rates in the lending business the margins increased due to the shift to higher interest products in the retail sector. As a result, net interest income rose by EUR 34.9 million from EUR 80.4 million to EUR 115.3 million (of which DCA contributed EUR +8.6 million). Net commission income more than doubled from EUR 20.9 million to EUR 47.8 million – above all due to payment transfers and securities transactions, but also through income from the credit card subsidiary DCA (EUR +11.8 million). General administrative expenses increased by EUR 24.9 million or 40.8% from EUR 61.1 million to their current EUR 86.0 million, mainly due to the additional inclusion of subsidiaries in the consolidated financial accounts mentioned above. Return on equity increased significantly from 21.9% to 41.3%; the cost/income ratio improved from 53.2% to 48.6%.

Serbia
Net profit after minority interests in Serbia improved by EUR 12.3 million or 84.7% from EUR -14.6 million in 2006, which was characterised by a series of restructuring measures, to EUR -2.2 million. Along with a considerable increase in net interest income (EUR 11.5 million compared with EUR 5.5 million in the first three quarters of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. In addition to an improvement in both the commission and trading results, general administrative expenses decreased slightly compared with the same period in the previous year

(from EUR 20.5 million to EUR 20.3 million). The EUR 1.4 million increase in other result from a deficit of EUR 0.1 million to EUR 1.2 million is attributed to a one-off income from a disposal of collateral. For 2007 a breakeven net profit after minority interests is expected.

Ukraine

Following the 100% acquisition of Bank Prestige by the Erste Bank Group in January of 2007, the focus of all efforts has been on the expansion of the bank's market position. In the meantime the bank has been renamed to Erste Bank Ukraine. The goal is to increase market share to 4% and expand the branch network to approximately 400 bank branches throughout the country by the year 2010. The bank currently employs a staff of 855 and operates 44 branches; an additional 115 branches are already being prepared to take up business activities.

Compared to the second quarter of 2007, the third quarter showed a continued increase in net interest income due to the 35% rise in customer loans. General administrative expenses rose noticeably, as expected, because of the rapid expansion of business compared to the previous quarter. The cumulative net loss after minority interests after nine months was EUR -12.3 million.

International Business

Net profit after minority interests showed a slight drop of EUR -7.8 million or -8.8% from EUR 88.3 million to its current EUR 80.5 million. This was caused primarily by trends in other result which in the first nine months of 2006 contained positive one-off effects totalling EUR 5.7 million from valuation gains on financial assets and proceeds from previously written-off loans. In addition, risk provisions were released during the comparative period of the previous year that were no longer needed because of the improvement in the risk situation in the loan portfolio. The operating result remained at the same level as in the previous year; the cost/income ratio remained unchanged at a remarkable 18.7%. Return on equity rose from 23.5% to 24.4%, strongly supported by the lower equity requirements under Basel II.

Corporate Center

The Corporate Center segment includes results from those companies that cannot be assigned to a specific business segment, profit consolidation between the segments, amortisation of customer relationships related to BCR and DCA as well as one-off effects that were not assigned to a specific business segment so as to ensure comparability.

The change in net commission income and general administrative expenses was largely due to profit consolidation of banking support operations. General administrative expenses rose in particular due to group projects and the effects of accruals which are expected to be reversed over the course of the year. The deterioration of the net interest income is largely due to the absence of the positive effects of the capital increase proceeds from 2006. The net trading result rose due to positive valuation income from strategic investments in the first half of 2007. The other result contains the statutory linear amortisation of BCR's customer base as well as that of Diners Club Adriatic c.c. amounting to a total of EUR 60.7 million.

ERSTE BANK

V. Exchange rate development

Euro FX rates	End of period rates			Average rates		
	Sep 07	Dec 06	Change	1-9 07	1-9 06	Change
CZK/EUR	27.53	27.49	-0.2%	28.04	28.45	1.4%
RON/EUR	3.34	3.38	1.2%	3.30	3.55	6.9%
SKK/EUR	33.88	34.44	1.6%	33.96	37.66	9.8%
HUF/EUR	250.69	251.77	0.4%	251.01	265.40	5.4%
HRK/EUR	7.28	7.35	1.0%	7.34	7.32	-0.3%
RSD/EUR	79.02	79.05	0.0%	79.75	85.79	7.0%
UAH/EUR	7.12	6.65	-7.1%	6.77	6.25	-8.3%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

in EUR million	1-9 07	1-9 06	Change
Net interest income	2,844.1	2,261.5	25.8%
Risk provisions for loans and advances	-335.9	-331.2	1.4%
Net fee and commission income	1,354.2	1,036.5	30.7%
Net trading result	292.0	187.8	55.5%
General administrative expenses	-2,709.9	-2,104.3	28.8%
Income from insurance business	32.3	25.3	27.7%
Other operating result	-133.3	-86.3	-54.5%
Result from financial assets - FV	-38.3	0.5	na
Result from financial assets - AfS	44.9	51.1	-12.1%
Result from financial assets - HtM	0.6	5.3	-88.7%
Pre-tax profit	1,350.7	1,046.2	29.1%
Taxes on income	-290.4	-235.6	23.3%
Net profit before minority interests	1,060.3	810.6	30.8%
Minority interests	-222.4	-155.3	43.2%
Net profit after minorities	**837.9**	**655.3**	**27.9%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

in EUR million	Sep 07	Dec 06	Change
ASSETS			
Cash and balances with central banks	7,311	7,378	-0.9%
Loans and advances to credit institutions	21,261	16,616	28.0%
Loans and advances to customers	107,218	97,107	10.4%
Risk provisions for loans and advances	-3,314	-3,133	5.8%
Trading assets	6,358	6,188	2.7%
Financial assets - at fair value through profit or loss	4,754	4,682	1.5%
Financial assets - available for sale	15,784	14,927	5.7%
Financial assets - held to maturity	18,396	16,700	10.2%
Investments of insurance companies	7,878	7,329	7.5%
Equity holdings in associates accounted for at equity	384	383	0.3%
Intangible assets	6,246	6,092	2.5%
Tangible assets	2,273	2,165	5.0%
Tax assets	364	317	14.8%
Other assets	5,659	4,952	14.3%
Total assets	**200,572**	**181,703**	**10.4%**
LIABILITIES AND EQUITY			
Amounts owed to credit institutions	40,400	37,688	7.2%
Amounts owed to customers	98,184	90,849	8.1%
Debt securities in issue	27,834	21,814	27.6%
Trading liabilities	1,942	1,200	61.8%
Underwriting provisions	8,396	7,920	6.0%
Other provisions	1,737	1,780	-2.4%
Tax liabilities	320	291	10.0%
Other liabilities	5,029	4,047	24.3%
Subordinated capital	5,423	5,210	4.1%
Total equity	11,307	10,904	3.7%
Shareholder's equity	8,438	7,979	5.8%
Minority interests	2,869	2,925	-1.9%
Total liabilities and equity	**200,572**	**181,703**	**10.4%**

III. SEGMENT REPORTING - ERSTE BANK GROUP

Overview*

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06
Net interest income	1,219.8	1,177.7	1,538.2	947.5	112.0	109.6	-25.9	26.7	2,844.1	2,261.5
Risk provisions	-218.2	-252.1	-114.3	-79.2	-3.5	0.2	0.1	0.0	-335.9	-331.2
Net fee and commission income	698.0	661.5	650.2	379.8	23.6	25.1	-17.7	-30.0	1,354.2	1,036.5
Net trading result	100.4	98.8	178.8	88.9	-0.1	0.0	12.9	0.1	292.0	187.8
General administrative expenses	-1,275.3	-1,242.7	-1,328.2	-804.3	-25.3	-25.2	-81.1	-32.1	-2,709.9	-2,104.3
Income - insurance business	11.5	15.7	20.8	9.6	0.0	0.0	0.0	0.0	32.3	25.3
Other result	-15.0	34.4	-54.5	-23.7	3.6	9.9	-60.1	-49.9	-126.1	-29.4
Pre-tax profit	521.2	493.2	891.1	518.6	110.3	119.7	-171.9	-85.3	1,350.7	1,046.3
Taxes on income	-118.8	-106.9	-175.5	-123.4	-29.8	-31.4	33.7	26.0	-290.4	-235.6
Minority interests	-134.2	-135.9	-107.5	-21.6	0.0	0.0	19.3	2.1	-222.4	-155.3
Net profit after minorities	**268.2**	**250.5**	**608.1**	**373.6**	**80.5**	**88.3**	**-118.8**	**-57.1**	**837.9**	**655.3**
Average risk-weighted assets	48,848.3	49,524.4	34,155.4	21,394.8	6,775.4	7,704.8	1,204.4	347.8	90,983.5	78,971.8
Average attributed equity	1,965.3	1,888.5	2,071.5	1,416.3	440.7	501.0	3,802.7	2,778.1	8,280.1	6,584.0
Cost/income ratio	**62.8%**	**63.6%**	**55.6%**	**56.4%**	**18.7%**	**18.7%**	**na**	**na**	**59.9%**	**59.9%**
ROE based on net profit	**18.2%**	**17.7%**	**39.1%**	**35.2%**	**24.4%**	**23.5%**	**na**	**na**	**13.5%**	**13.3%**

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.
EUR 60.7m linear customer stock amortisation included in Other result of Corporate Center. The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Austria*

in EUR million	Savings Banks 1-9 07	Savings Banks 1-9 06	Retail & Mortgage 1-9 07	Retail & Mortgage 1-9 06	Large Corporates 1-9 07	Large Corporates 1-9 06	Treasury & IB 1-9 07	Treasury & IB 1-9 06
Net interest income	641.5	622.1	408.3	399.4	128.7	109.2	41.3	46.9
Risk provisions	-125.5	-133.3	-71.1	-73.6	-21.6	-45.2	0.0	0.0
Net fee and commission income	282.8	275.8	267.7	248.9	66.7	68.7	80.8	68.1
Net trading result	15.5	16.7	9.0	7.8	1.8	2.6	74.0	71.7
General administrative expenses	-634.8	-622.4	-475.3	-472.7	-80.3	-71.6	-84.8	-76.1
Income - insurance business	0.0	0.0	11.5	15.7	0.0	0.0	0.0	0.0
Other result	-4.9	6.7	-6.9	-2.8	8.6	22.1	-11.8	8.4
Pre-tax profit	174.6	165.5	143.2	122.7	103.8	85.8	99.5	119.2
Taxes on income	-42.3	-35.5	-31.2	-26.5	-23.2	-18.7	-22.1	-26.1
Minority interests	-119.8	-117.3	-10.2	-13.0	-4.2	-5.5	0.0	0.0
Net profit after minorities	**12.5**	**12.7**	**101.9**	**83.2**	**76.4**	**61.6**	**77.4**	**93.0**
Average risk-weighted assets	22,953.3	25,525.5	11,544.6	13,135.4	10,873.9	7,684.2	3,476.6	3,179.3
Average attributed equity	228.5	263.6	760.1	876.7	708.8	501.6	268.0	246.6
Cost/income ratio	**67.5%**	**68.1%**	**68.2%**	**70.4%**	**40.7%**	**39.7%**	**43.3%**	**40.7%**
ROE based on net profit	**7.3%**	**6.4%**	**17.9%**	**12.6%**	**14.4%**	**16.4%**	**38.5%**	**50.3%**

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.
The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Central and Eastern Europe (CEE)*

(2006 figures restated)

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
in EUR million	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06	1-9 07	1-9 06
Net interest income	601.5	515.7	399.7	0.0	219.8	166.4	183.9	179.6	115.3	80.4	11.5	5.5	6.5	0.0
Risk provisions	-49.3	-32.5	14.7	0.0	-25.2	-9.6	-36.3	-25.2	-11.7	-10.3	0.5	-1.6	-7.1	0.0
Net fee and commission income	254.4	237.0	179.7	0.0	69.8	61.1	94.4	58.1	47.8	20.9	3.6	2.7	0.6	0.0
Net trading result	41.9	38.6	77.4	0.0	15.8	15.2	28.7	22.1	13.8	13.6	0.9	-1	0.2	0
General administrative expenses	-485.0	-443.8	-375.7	0.0	-169.9	-137.5	-175.9	-141.3	-86.0	-61.1	-20.3	-20.5	-15.4	0.0
Income - insurance business	12.9	9.6	7.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other result	-20.3	-5.4	-7.6	0.0	-11.5	-3.2	-16.7	-14.5	0.3	-0.6	1.2	-0.1	0.1	0.0
Pre-tax profit	356.1	319.2	296.1	0.0	98.8	92.5	78.1	78.7	79.5	42.9	-2.5	-14.7	-15.0	0.0
Taxes on income	-88.1	-79.0	-51.0	0.0	-8.3	-18.2	-15.0	-17.6	-16.1	-8.6	0.2	0.0	2.7	0.0
Minority interests	-8.1	-8.9	-78.7	0.0	0.0	-0,1	-0.2	-0.2	-20.7	-12.5	0.2	0.1	0.0	0.0
Net profit after minorities	**280.0**	**231.4**	**166.4**	**0.0**	**90.6**	**74.2**	**62.9**	**60.9**	**42.7**	**21.8**	**-2.2**	**-14.6**	**-12.3**	**0.0**
Average risk-weighted assets	11,819.6	11,245.8	9,886.3	0.0	4,350.2	3,244.2	4,374.3	3,794.4	3,141.0	2,955.4	423.8	154.9	160.2	0.0
Average attributed equity	814.5	773.5	470.9	0.0	305.1	231.7	305.9	262.5	137.9	132.6	24.2	15.9	12.9	0.0
Cost/income ratio	**53.3%**	**55.4%**	**56.5%**	**na**	**65.6%**	**56.6%**	**57.3%**	**54.4%**	**48.6%**	**53.2%**	**126.4%**	**nm**	**na**	**na**
ROE based on net profit	**42.6%**	**39.9%**	**47.1%**	**na**	**39.6%**	**42.7%**	**27.4%**	**30.9%**	**41.3%**	**21.9%**	**-12.2%**	**nm**	**na**	**na**

*) Risk-weighted assets and attributed equity for 1-9 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

END